Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”) Quarterly Report on the First Quarter of 2025

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three month periods ended March 31, 2025, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Mining Corporation (formerly Barrick Gold Corporation) (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance as well as our present and future business environment. This MD&A, which has been prepared as of May 6, 2025, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, for the three month periods ended March 31, 2025 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 53 to 57. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2024, the related annual MD&A included in the 2024 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Abbreviations

AISC	All-in Sustaining Costs

ARK	Agbarabo-Rhino-Kombokolo

BNL	Barrick Niugini Limited

CIL	Carbon-in-leach

COS	Cost of Sales

DRC	Democratic Republic of Congo

ESIA	Environmental and Social Impact Assessment

G&A	General and administrative

Geophysx	Geophysx Jamaica Ltd.

GHG	Greenhouse Gas

GoT	Government of Tanzania

HDPE	High-Density Polyethylene

IASB	International Accounting Standards Board

ICMM	International Council on Mining and Metals

IFRS	IFRS Accounting Standards as issued by the International Accounting Standards Board

IGF	Inspectorate General of Finance

KCD	Karagba, Chauffeur and Durba

Ktpa	Thousand tonnes per annum

Lb	Pound

LTI	Lost Time Injury

LTIFR	Lost Time Injury Frequency Rate

Mtpa	Million tonnes per annum

MW	Megawatt

NGM	Nevada Gold Mines

OECD	Organisation for Economic Co-operation and Development

Oz	Ounce

PJL	Porgera Jersey Limited

PNG	Papua New Guinea

Randgold	Randgold Resources Limited

RC	Reverse Circulation

RIB	Rapid Infiltration Basin

SOKIMO	Société Minière de Kilo-Moto SARL

TCC	Total Cash Costs

TRIFR	Total Recordable Injury Frequency Rate

TSF	Tailings Storage Facilities

UN SDG	United Nations Sustainable Development Goals

VAT	Value-Added Tax

WGC	World Gold Council

WTI	West Texas Intermediate

YTD	Year to date March 31

BARRICK FIRST QUARTER 2025	1	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “aim”, “strategy”, “ramp up”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “project”, “develop”, “progress”, “continue”, “committed”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production and cost guidance; anticipated production growth from Barrick’s organic project pipeline and reserve replacement; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy; mine life and production rates; anticipated timing for development of the Goldrush Project; our plans, timelines, and expected completion and benefits of our growth projects, including the Goldrush Project, Fourmile, Ren, Donlin Gold, Pueblo Viejo Expansion project, Veladero Phase 8 Leach Pad, Reko Diq, solar power project at Kibali, and the Lumwana Super Pit Expansion; anticipated production at Goldrush, Ren, Reko Diq and Lumwana; timing for first production from the Lumwana Super Pit Expansion; capital expenditures related to upgrades and ongoing management initiatives; Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; the resumption of operations at Loulo-Gounkoto; the status of negotiations with the Government of Mali in respect of ongoing disputes regarding the Loulo-Gounkoto Complex, including the status of the gold stock removed from site and the outcome of dispute resolution through arbitration; our pipeline of high confidence projects at or near existing operations; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of sustainability issues, including climate change, greenhouse gas (“GHG”) emissions reduction targets, safety performance, community development, and responsible water use; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the expropriation or nationalization of property and political or economic developments in Canada, the United States, Mali or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to related to GHG emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure,

BARRICK FIRST QUARTER 2025	2	MANAGEMENT’S DISCUSSION AND ANALYSIS

information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK FIRST QUARTER 2025	3	MANAGEMENT’S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures and ratios in our MD&A:

∎	“adjusted net earnings”

∎	“free cash flow”

∎	“EBITDA”

∎	“adjusted EBITDA”

∎	“attributable EBITDA”

∎	“attributable EBITDA margin”

∎	“net leverage”

∎	“minesite sustaining capital expenditures”

∎	“project capital expenditures”

∎	“TCC/oz”

∎	“C1 cash costs/lb”

∎	“AISC per oz/lb” and

∎	“realized price per oz/lb”

For a detailed description of each of the non-GAAP financial measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Measures section of this MD&A on pages 38 to 49. Each non-GAAP financial measure has been annotated with a reference to an endnote on page 50. The non-GAAP financial measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Index

5	Overview

	5	Financial and Operating Highlights
	8	Key Business Developments
	8	Sustainability
	9	Outlook

11	Operating Performance

	11	Nevada Gold Mines
	12	Carlin
	14	Cortez
	16	Turquoise Ridge
	17	Pueblo Viejo
	18	Loulo-Gounkoto
	19	Kibali
	20	North Mara
	21	Bulyanhulu
	22	Other Mines - Gold
	23	Lumwana
	24	Other Mines - Copper

25	Growth Projects

27	Exploration and Mineral Resource Management

30	Review of Financial Results

	30	Revenue
	31	Production Costs
	32	General and Administrative Expenses
	32	Exploration, Evaluation and Project Expenses
	32	Finance Costs, Net
	32	Additional Statement of Income Items
	33	Income Tax Expense

34	Financial Condition Review

	34	Balance Sheet Review
	34	Financial Position and Liquidity
	35	Summary of Cash Inflow (Outflow)

36	Commitments and Contingencies

37	Review of Quarterly Results

37	Internal Control over Financial Reporting and Disclosure Controls and Procedures

38	IFRS Critical Accounting Policies and Accounting Estimates

38	Non-GAAP Financial Measures

50	Technical Information

50	Endnotes

53	Financial Statements

58	Notes to Consolidated Financial Statements

BARRICK FIRST QUARTER 2025	4	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Overview

Financial and Operating Highlights

	For the three months ended

	3/31/25	12/31/24	% Change	3/31/24	% Change

Financial Results ($ millions)

Revenues	3,130	3,645	(14)%	2,747	14%

Cost of sales	1,785	1,995	(11)%	1,936	(8)%

Net earnings[a]	474	996	(52)%	295	61%

Adjusted net earnings[b]	603	794	(24)%	333	81%

Attributable EBITDA[b]	1,361	1,697	(20)%	907	50%

Attributable EBITDA margin[b]	51%	56%	(9)%	41%	24%

Minesite sustaining capital expenditures[b,c]	564	525	7%	550	3%

Project capital expenditures[b,c]	269	362	(26)%	165	63%

Total consolidated capital expenditures[c,d]	837	891	(6)%	728	15%

Total attributable capital expenditures[e]	631	758	(17)%	572	10%

Net cash provided by operating activities	1,212	1,392	(13)%	760	59%

Net cash provided by operating activities margin[f]	39%	38%	3%	28%	39%

Free cash flow[b]	375	501	(25)%	32	1,072%

Net earnings per share (basic and diluted)	0.27	0.57	(53)%	0.17	59%

Adjusted net earnings (basic)[b] per share	0.35	0.46	(24)%	0.19	84%

Weighted average diluted common shares (millions of shares)	1,725	1,742	(1)%	1,756	(2)%

Operating Results

Gold production (thousands of ounces)[g]	758	1,080	(30)%	940	(19)%

Gold sold (thousands of ounces)[g]	751	965	(22)%	910	(17)%

Market gold price ($/oz)	2,860	2,663	7%	2,070	38%

Realized gold price[b,g] ($/oz)	2,898	2,657	9%	2,075	40%

Gold COS (Barrick’s share)[g,h] ($/oz)	1,629	1,428	14%	1,425	14%

Gold TCC[b,g] ($/oz)	1,220	1,046	17%	1,051	16%

Gold AISC[b,g] ($/oz)	1,775	1,451	22%	1,474	20%

Copper production (thousands of tonnes)[g]	44	64	(31)%	40	10%

Copper sold (thousands of tonnes)[g]	51	54	(6)%	39	31%

Market copper price ($/lb)	4.24	4.17	2%	3.83	11%

Realized copper price[b,g] ($/lb)	4.51	3.96	14%	3.86	17%

Copper COS (Barrick’s share)[g,i] ($/lb)	2.92	2.62	11%	3.20	(9)%

Copper C1 cash costs[b,g] ($/lb)	2.25	2.04	10%	2.40	(6)%

Copper AISC[b,g] ($/lb)	3.06	3.07	0%	3.59	(15)%

	As at 3/31/25	As at 12/31/24	% Change	As at 3/31/24	% Change

Financial Position ($ millions)

Debt (current and long-term)	4,727	4,729	0%	4,725	0%

Cash and equivalents	4,104	4,074	1%	3,942	4%

Debt, net of cash	623	655	(5)%	783	(20)%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.
c.	Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of AISC.
d.	Total consolidated capital expenditures also includes capitalized interest of $4 million for Q1 2025 (Q4 2024: $4 million; and Q1 2024: $13 million).
e.	These amounts are presented on the same basis as our guidance.
f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2025	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)

940
948
943
1,080
758
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025

COPPER PRODUCTION[a] (thousands of tonnes)

40
43
48
64
44
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025

GOLD COST OF SALES[b], TOTAL CASH COSTS[c], AND ALL-IN SUSTAINING COSTS[c] ($ per ounce)

1,425
1,474
1,051
1,441
1,498
1,059
1,472
1,507
1,104
1,428
1,451
1,046
1,629
1,775
1,220
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Cost of sales
Total cash costs
AISC

COPPER COST OF SALES[b], C1 CASH COSTS[c], AND ALL-IN SUSTAINING COSTS[c] ($ per pound)

3.20
3.59
2.40
3.05
3.67
2.18
3.23
3.57
2.49
2.62
3.07
2.04
2.92
3.06
2.25
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Cost of sales
C1 cash costs
AISC

NET EARNINGS, ATTRIBUTABLE EBITDA[c] AND ATTRIBUTABLE EBITDA MARGIN[c]

41%
48%
46%
56%
51%
295
907
370
1,289
483
1,292
996
1,697
474
1,361
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Net earnings ($ millions)
Attributable EBITDA ($ millions)
Attributable EBITDA Margin (%)

CAPITAL EXPENDITURES[c,d]

($ millions)

728
165
550
572
135
425
819
176
631
694
195
488
736
221
511
583
174
406
891
362
525
758
300
454
837
269
564
631
205
423
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Consolidated minesite sustaining
Attributable minesite sustaining
Consolidated project
Attributable project

OPERATING CASH FLOW AND FREE CASH FLOW[c]

$2,070
$2,338
$2,474
$2,663
$2,860
760
32
1,159
340
1,180
444
1,392
501
1,212
375
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Operating Cash Flow ($ millions)
Free Cash Flow ($ millions)
Gold Market Price ($/oz)

RETURNS TO SHAREHOLDERS[e] ($ millions)

175
175
224
49
175
269
95
174
526
354
172
315
143
172
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Dividends
Share buybacks

a.	On an attributable basis.
b.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). Refer to endnote 2 for further details.

c.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.
d.	Capital expenditures also includes capitalized interest.
e.	Dividends declared are inclusive of performance dividends.

BARRICK FIRST QUARTER 2025	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Factors affecting net earnings and adjusted net earnings1 - Q1 2025 versus Q4 2024

Net earnings attributable to equity holders of Barrick (“net earnings”) for Q1 2025 were $474 million compared to $996 million in Q4 2024. The decrease was impacted by the following significant adjusting items:

∎

long-lived asset impairment reversals of $655 million at Lumwana and $437 million at Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto of $484 million, occurring in Q4 2024, partially offset by

∎

other expense adjustments of $173 million which mainly related to the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc. (refer to note 16 of the Financial Statements for further details), combined with reduced operations costs at Loulo-Gounkoto (refer to page 8 for further details).

Refer to page 38 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $603 million for Q1 2025 was $191 million lower than Q4 2024 mainly due to decreased gold sales volumes and higher gold COS/oz2, partially offset by higher realized gold and copper prices1. The decrease in gold sales volumes was mainly as a result of the temporary suspension of operations at Loulo-Gounkoto starting January 14, 2025, combined with lower production at Carlin mainly due to the planned shutdown that occurred at the Goldstrike roaster in the current quarter, and a decrease in grades mined and processed at Cortez as per the mine plan. Higher gold COS/oz2 was mainly due to the impact of the lower grades processed and lower throughput across most operations combined with higher maintenance costs at Carlin and Pueblo Viejo related to plant shutdown activity. Q1 2025 realized gold and copper prices1 were 9% and 14% higher, respectively, when compared to Q4 2024.

Factors affecting net earnings and adjusted net earnings1 - Q1 2025 versus Q1 2024

Net earnings and adjusted net earnings1 for Q1 2025 were $474 million and $603 million, respectively, compared to $295 million and $333 million, respectively in Q1 2024. Among the drivers of the increase were higher realized gold and copper prices1 and lower copper COS/lb2, partially offset by lower gold sales volumes and higher gold COS/ oz2. Q1 2025 realized gold and copper prices1 were 40% and 17% higher, respectively, when compared to Q1 2024. The decrease in gold sales volume was primarily due to the temporary suspension of operations at Loulo-Gounkoto, combined with lower production at Carlin resulting from the planned shutdown that occurred at the Goldstrike roaster, and at Cortez resulting from lower leach production due to a decrease in tonnes placed on the leach pad and lower oxide production driven by lower throughput and lower grades processed consistent with the planned mine sequence. The increase in gold COS/oz2 was mainly due to the impact of lower fixed cost dilution driven by lower throughput and to a lesser extent lower grades processed at a number of operations, combined with higher royalties associated with the higher realized gold price1. Lower copper COS/lb2 resulted from lower depreciation and higher grades processed at Lumwana, partially offset by higher royalties associated with the higher realized copper price1.

Factors affecting Operating Cash Flow and Free Cash Flow1 - Q1 2025 versus Q4 2024

In Q1 2025, we generated $1,212 million in operating cash flow, compared to $1,392 million in Q4 2024. The decrease of $180 million was primarily due to lower gold sales volumes and higher gold TCC/oz1, partially offset by higher realized gold and copper prices1. Operating cash flow was further impacted by an unfavorable movement in working capital, mainly in inventory, VAT receivable and accounts payable. These results were partially offset by a decrease in cash taxes paid and lower interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in the second and fourth quarters.

In Q1 2025, we recorded free cash flow1 of $375 million, compared to $501 million in Q4 2024, mainly reflecting lower operating cash flows as explained above, partially offset by lower capital expenditures. In Q1 2025, capital expenditures on a cash basis were $837 million compared to $891 million in Q4 2024, as discussed on page 35.

Factors affecting Operating Cash Flow and Free Cash Flow1 - Q1 2025 versus Q1 2024

In Q1 2025, we generated $1,212 million in operating cash flow, compared to $760 million in Q1 2024. The increase of $452 million was primarily due to higher realized gold and copper prices1, and lower copper C1 cash costs/lb1. This was partially offset by lower gold sales volumes and higher gold TCC/oz1. These results were combined with a favorable movement in working capital, mainly in accounts payable and other current liabilities.

In Q1 2025, we generated free cash flow1 of $375 million compared to $32 million in Q1 2024. The increase primarily reflects higher operating cash flows as explained above, partially offset by higher capital expenditures. In Q1 2025, capital expenditures on a cash basis were $837 million compared to $728 million in the first quarter of 2024, as discussed on page 35.

 Numerical annotations throughout the text of this document refer to the endnotes found starting on page 50.

BARRICK FIRST QUARTER 2025	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Key Business Developments

Loulo-Gounkoto Temporary Shutdown

The Company and the Government of Mali have been engaged in an ongoing dispute in connection with the existing mining conventions of Société des Mines de Loulo SA (“Somilo”) and Société des Mines de Gounkoto (“Gounkoto”) (together, the “Conventions”).

On December 18, 2024, after multiple good faith attempts to resolve the dispute, Somilo and Gounkoto submitted a request for arbitration to ICSID in accordance with the provisions of their respective Conventions. On January 14, 2025, due to the restrictions imposed by the Government of Mali on gold shipments, the Company announced that the Loulo-Gounkoto complex would temporarily suspend operations.

For more information, refer to note 16 of the Financial Statements.

Donlin Sale

On April 22, 2025, Barrick announced it had entered into an agreement to sell its 50% interest in the Donlin Gold project located in Alaska, USA to affiliates of Paulson Advisers LLC and NOVAGOLD Resources Inc. (“NOVAGOLD”) for total cash consideration of $1 billion. In addition, Barrick has granted NOVAGOLD an option to purchase the outstanding debt owed to Barrick (current value of $156 million presented in Other Assets) in connection with the Donlin Gold project for $90 million if purchased prior to closing, or for $100 million if purchased within 18 months from closing, when the option expires. If that option is not exercised, the debt will remaining outstanding, substantially in accordance with its existing terms which would largely defer repayment to the commencement of production.

Subject to the satisfaction of customary closing conditions and obtaining the required regulatory approvals, the transaction is expected to be completed late in the second quarter or early in the third quarter of 2025. As at March 31, 2025, the assets and liabilities of our interest in the Donlin Gold project were classified as held-for-sale.

Name and Ticker Change

At the Company’s Annual and Special Meeting of Shareholders on May 6, 2025, Barrick’s shareholders approved the change of the Company’s corporate name from Barrick Gold Corporation to Barrick Mining Corporation, which was made effective on that date. In addition, as of May 9, 2025, Barrick’s ticker on the New York Stock Exchange will change to “B” from “GOLD”. Barrick’s ticker on the TSX will remain unchanged.

Board of Directors Changes

Also at the Company’s Annual and Special Meeting of Shareholders on May 6, 2025, two new independent directors were elected to the Board of Directors: Ben van Beurden and Pekka Vauramo. They replace Christopher Coleman and Andrew Quinn who have retired from the Board.

Share Buyback Program

At the February 11, 2025 meeting, the Board of Directors authorized a new share buyback program for the purchase of up to $1 billion of Barrick’s outstanding common shares over the next 12 months. Barrick repurchased $143 million of shares in Q1 2025 under this share buyback program.

The actual number of common shares that may be

purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Sustainability

Sustainability, including our license to operate, is entrenched in our DNA: our sustainability strategy is our business plan. Please refer to page 13 of our fourth quarter and full year 2024 MD&A for a full description of governance, strategy, risk management and targets. Key updates for 2025 are summarized below:

We reiterate our steadfast dedication to the health and safety of our employees and contractors, their families, and the communities in which we operate, encapsulating our safety vision of “Every person going home safe and healthy every day.” The ongoing efforts of our “Journey to Zero” initiative continues to make significant strides.

The Safety Committee, comprised of site safety leads, site technical leads, regional leads and technical Executives, held a workshop during Q1 2025 to review progress on the Journey to Zero and agree to 2025 priority actions. The outcomes of the workshop were presented to the Executive Committee in February 2025. The key safety actions for 2025 are focused on Safety Culture, Risk Management, Training and Contractor Management.

The tracking and reporting on leading indicators continues at all sites. These serve as proactive measures, quantifying prevention efforts and anticipating incidents before they occur.

During the quarter, we undertook over 31,000 Critical Control Verifications across the group. The group recorded a TRIFR3 of 0.71 during the quarter, a 15% improvement from the previous quarter, and an LTIFR3 of 0.10.

Barrick continues to roll out its climate risk assessments across the sites, the Barrick Biodiversity Residual Impact Assessment tool, and development of community based socio-economic metrics aligned to the UN SDGs across all sites. The outcomes of these various assessments will continue to be disclosed through the year as they are completed.

During Q1 2025, the Group’s total Scope 1 and 2 (location-based) GHG emissions were 1,874 kt CO2-e. Absolute emissions are trending in line with 2024, however relatively emissions have increased as 2024 emissions included the continued operation of Loulo-Gounkoto.

		For the three months ended

	3/31/25	12/31/24	3/31/24

LTIFR[3]	0.10	0.10	0.23

TRIFR[3]	0.71	0.83	1.27

Community Development Spend ($ millions)	15	16	10

Class 1[4] Environmental Incidents	0	0	0

GHG Scope 1 and 2 emissions (kt CO2-e) (location based)	1,874	1,946	1,887

Water Recycling and Reuse Rate	82%	85%	84%

BARRICK FIRST QUARTER 2025	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Full Year 2025 Outlook

As a result of the temporary suspension of operations at Loulo-Gounkoto, we have excluded Loulo-Gounkoto from our 2025 production guidance (refer to page 8 for more information). We expect to update our guidance to include Loulo-Gounkoto when we have greater certainty regarding the timing for the restart of operations.

Excluding Loulo-Gounkoto, we continue to expect our 2025 gold production to be in the range of 3.15 to 3.50 million ounces. We expect Pueblo Viejo, Turquoise Ridge, Porgera and Kibali to deliver higher year-over-year performances, together with stable delivery across Carlin and Cortez. At Veladero and Phoenix, we expect 2025 production to be lower than 2024.

Across the four quarters of 2025, as previously indicated the Company’s gold production is expected to be the lowest in Q1 and highest in Q4 due to the timing of shutdowns, the Goldrush ramp-up and mine sequencing across the NGM sites, the 35 day shutdown for debottlenecking work needed at Pueblo Viejo in Q1 as previously disclosed, and grade variability at Kibali driven by the mine plan. This trend is partially offset by Veladero and North Mara where production is slightly weighted to the first half of the year. This is expected to result in an approximately 46% / 54% split of the Company’s total gold production between the first half and second half of the year, respectively. We expect to update the above commentary when we have greater certainty regarding the timing for the restart of operations at Loulo-Gounkoto.

Our 2025 gold cost guidance remains unchanged, including COS/oz2 of $1,460 to $1,560, TCC/oz1 of $1,050 to $1,130 and AISC/oz1 of $1,460 to $1,560 (all based on a gold price assumption of $2,400/oz). We have previously disclosed a sensitivity of $5/oz on our 2025 gold cost guidance metrics for every $100/oz change in the gold price which is driven by higher royalties. On the basis of this sensitivity, if for example the gold price were to average $2,900/oz for the 2025 year, the above mentioned cost guidance ranges would increase by $25/oz. Aside from this impact, we are on track to achieve our 2025 gold cost guidance metrics.

We expect 2025 copper production to be in the range of 200 to 230 thousand tonnes. As previously indicated, production is expected to be more evenly spread over the last three quarters with Q1 being the lowest quarter of the year mainly driven by grade at Lumwana as per the mine plan. We are on track to achieve our copper cost guidance metrics for 2025, which are based on a copper price assumption of $4.00/lb. We have previously disclosed a sensitivity of $0.01/lb on our 2025 copper cost guidance metrics for every $0.25/lb change in the copper price which is driven by higher royalties. On the basis of this sensitivity, if for example the copper price were to average $4.75/lb for the 2024 year, the copper all-in sustaining cost1 guidance range would increase by $0.03/lb (note royalties are excluded from C1 cash costs1).

Further detail on our 2025 company guidance is provided below and on the next page, inclusive of the key assumptions that were used as the basis for this guidance as released on February 11, 2025 and as qualified by the comments above.

Company Guidance	2025
($ millions, except per oz/lb data)	Estimate

Gold production (millions of ounces)	3.15 - 3.50

Gold cost metrics

COS - gold ($/oz)	1,460 - 1,560

TCC ($/oz)[a]	1,050 - 1,130

Depreciation ($/oz)	370 - 400

AISC ($/oz)[a]	1,460 - 1,560

Copper production (thousands of tonnes)	200 - 230

Copper cost metrics

COS - copper ($/lb)	2.50 - 2.80

C1 cash costs ($/lb)[a]	1.80 - 2.10

Depreciation ($/lb)	0.75 - 0.85

AISC ($/lb)[a]	2.80 - 3.10

Exploration and project expenses	330 - 370

Exploration and evaluation	220 - 240

Project expenses	110 - 130

General and administrative expenses	~160

Corporate administration	~120

Share-based compensation[b]	~40

Other expense	70 - 90

Finance costs, net	270 - 310

Attributable capital expenditures:

Attributable minesite sustaining[a]	1,400 - 1,650

Attributable project[a]	1,700 - 1,950

Total attributable capital expenditures	3,100 - 3,600

Effective income tax rate[c]	26% - 30%

Key assumptions (used for guidance)

Gold Price ($/oz)	2,400

Copper Price ($/lb)	4.00

Oil Price (WTI) ($/barrel)	80

AUD Exchange Rate (AUD:USD)	0.75

ARS Exchange Rate (USD:ARS)	1,000

CAD Exchange Rate (USD:CAD)	1.30

CLP Exchange Rate (USD:CLP)	900

EUR Exchange Rate (EUR:USD)	1.10

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.
b.	Based on a one-month trailing average ending December 31, 2024 of US$16.39 per share.
c.	Based on key assumptions included in this table.

BARRICK FIRST QUARTER 2025	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Operating Division Guidance

Our 2025 forecast gold and copper production, COSa, TCCb, AISCb, and C1 cash costsb ranges by operating division were originally released on February 14, 2024 as follows:

Operating Division	2025 forecast attributable production (koz)	2025 forecast COS[a] ($/oz)	2025 forecast TCC[b] ($/oz)	2025 forecast AISC[b] ($/oz)

Gold

Carlin (61.5%)	705 - 785	1,470 - 1,570	1,140 - 1,220	1,630 - 1,730

Cortez (61.5%)[c]	420 - 470	1,420 - 1,520	1,050 - 1,130	1,370 - 1,470

Turquoise Ridge (61.5%)	310 - 345	1,370 - 1,470	1,000 - 1,080	1,260 - 1,360

Phoenix (61.5%)	85 - 105	2,070 - 2,170	890 - 970	1,240 - 1,340

Nevada Gold Mines (61.5%)	1,540 - 1,700	1,470 - 1,570	1,070 - 1,150	1,460 - 1,560

Hemlo	140 - 160	1,500 - 1,600	1,200 - 1,280	1,600 - 1,700

North America	1,680 - 1,860	1,470 - 1,570	1,080 - 1,160	1,480 - 1,580

Pueblo Viejo (60%)	370 - 410	1,540 - 1,640	910 - 990	1,280 - 1,380

Veladero (50%)	190 - 220	1,390 - 1,490	890 - 970	1,570 - 1,670

Porgera (24.5%)	70 - 95	1,510 - 1,610	1,210 - 1,290	1,770 - 1,870

Latin America & Asia Pacific	630 - 730	1,490 - 1,590	940 - 1,020	1,430 - 1,530

Loulo-Gounkoto (80%)[d]	—	—	—	—

Kibali (45%)	310 - 340	1,280 - 1,380	940 - 1,020	1,130 - 1,230

North Mara (84%)	230 - 260	1,370 - 1,470	1,020 - 1,100	1,400 - 1,500

Bulyanhulu (84%)	150 - 180	1,470 - 1,570	1,010 - 1,090	1,540 - 1,640

Tongon (89.7%)	110 - 140	1,790 - 1,890	1,570 - 1,650	1,660 - 1,760

Africa & Middle East	820 - 910	1,420 - 1,520	1,060 - 1,140	1,360 - 1,460

Total Attributable to Barrick[e,f,g]	3,150 - 3,500	1,460 - 1,560	1,050 - 1,130	1,460 - 1,560

	2025 forecast attributable production (kt)	2025 forecast COS[a] ($/lb)	2025 forecast C1 cash costs[b] ($/lb)	2025 forecast AISC[b] ($/lb)

Copper

Lumwana	125 - 155	2.30 - 2.60	1.60 - 1.90	2.80 - 3.10

Zaldívar (50%)	40 - 45	3.60 - 3.90	2.70 - 3.00	3.50 - 3.80

Jabal Sayid (50%)	25 - 35	2.00 - 2.30	1.60 - 1.90	1.80 - 2.10

Total Copper[g]	200 - 230	2.50 - 2.80	1.80 - 2.10	2.80 - 3.10

a.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.
c.	Includes Goldrush.
d.

As a result of the temporary suspension of operations at Loulo-Gounkoto, we have excluded Loulo-Gounkoto from our 2025 production guidance (refer to page 8 for more information). We expect to update our guidance to include Loulo-Gounkoto when we have greater certainty regarding the timing for the restart of operations.

e.	TCC/oz and AISC/oz include costs allocated to non-operating sites.
f.	Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company-wide guidance range total.
g.	Includes corporate administration costs.

BARRICK FIRST QUARTER 2025	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Operating Performance

Our presentation of reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold and copper mines, have been grouped into an “Other

Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Nevada Gold Mines (61.5%)a, Nevada, USA

Summary of Operating and Financial Data

	For the three months ended

	3/31/25	12/31/24	% Change	3/31/24	% Change

Total tonnes mined (000s)	36,961	36,023	3%	39,682	(7)%

Open pit ore	3,974	4,428	(10)%	5,196	(24)%

Open pit waste	31,534	29,971	5%	33,008	(4)%

Underground	1,453	1,624	(11)%	1,478	(2)%

Average grade (grams/tonne)

Open pit mined	0.98	1.45	(32)%	0.93	5%

Underground mined	7.62	8.51	(10)%	8.28	(8)%

Processed	2.51	3.43	(27)%	2.51	0%

Ore tonnes processed (000s)	6,143	5,609	10%	6,779	(9)%

Oxide mill	1,880	2,006	(6)%	2,113	(11)%

Roaster	1,126	1,407	(20)%	1,394	(19)%

Autoclave	1,098	1,056	4%	1,067	3%

Heap leach	2,039	1,140	79%	2,205	(8)%

Recovery rate	82%	81%	1%	82%	0%

Oxide Mill	77%	80%	(4)%	79%	(3)%

Roaster	85%	84%	1%	85%	0%

Autoclave	81%	74%	9%	81%	0%

Gold produced (000s oz)	342	444	(23)%	420	(19)%

Oxide mill	72	99	(27)%	85	(15)%

Roaster	172	228	(25)%	208	(17)%

Autoclave	86	103	(17)%	88	(2)%

Heap leach	12	14	(14)%	39	(69)%

Gold sold (000s oz)	345	435	(21)%	424	(19)%

Revenue ($ millions)	1,030	1,177	(12)%	917	12%

Cost of sales ($ millions)	570	643	(11)%	612	(7)%

Income ($ millions)	453	525	(14)%	296	53%

EBITDA ($ millions)[b,c]	566	658	(14)%	428	32%

EBITDA margin[d]	55%	56%	(2)%	47%	17%

Capital expenditures ($ millions)[e]	257	173	49%	220	17%

Minesite sustaining[b]	209	133	57%	184	14%

Project[b]	48	40	20%	34	41%

COS ($/oz)	1,643	1,468	12%	1,431	15%

TCC ($/oz)[b]	1,269	1,121	13%	1,081	17%

AISC ($/oz)[b]	1,899	1,453	31%	1,536	24%

a.

Barrick is the operator of NGM and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge and Phoenix.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.
c.	EBITDA represents income less depreciation. Depreciation expense is $113 million for Q1 2025 (Q4 2024: $133 million, Q1 2024: $132 million).
d.	Represents EBITDA divided by revenue.
e.	Includes capitalized interest.

NGM includes Carlin, Cortez, Turquoise Ridge, Phoenix and non-mine site related activity such as the TS Solar Project. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to pages 12 to 16 and 22 for a detailed discussion of each minesite’s results.

BARRICK FIRST QUARTER 2025	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Carlin (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended

	3/31/25	12/31/24	% Change	3/31/24	% Change

Total tonnes mined (000s)	16,710	15,494	8%	14,028	19%

Open pit ore	128	637	(80)%	590	(78)%

Open pit waste	15,786	13,954	13%	12,592	25%

Underground	796	903	(12)%	846	(6)%

Average grade (grams/tonne)

Open pit mined	1.30	1.54	(16)%	1.94	(33)%

Underground mined	7.27	7.54	(4)%	7.51	(3)%

Processed	3.97	4.58	(13)%	4.03	(1)%

Ore tonnes processed (000s)	1,377	1,544	(11)%	1,869	(26)%

Roasters	860	1,056	(19)%	1,220	(30)%

Autoclave	499	488	2%	649	(23)%

Heap leach	18	0	0%	0	100%

Recovery rate	81%	78%	4%	81%	0%

Roasters	84%	84%	0%	83%	1%

Autoclave	67%	41%	63%	72%	(7)%

Gold produced (000s oz)	145	186	(22)%	205	(29)%

Roasters	125	167	(25)%	169	(26)%

Autoclave	16	15	7%	30	(47)%

Heap leach	4	4	0%	6	(33)%

Gold sold (000s oz)	142	185	(23)%	207	(31)%

Revenue ($ millions)	417	492	(15)%	438	(5)%

Cost of sales ($ millions)	246	277	(11)%	288	(15)%

Income ($ millions)	168	210	(20)%	147	14%

EBITDA ($ millions)[a,b]	206	256	(20)%	198	4%

EBITDA margin[c]	49%	52%	(6)%	45%	9%

Capital expenditures ($ millions)	174	90	93%	120	45%

Minesite sustaining[a]	156	74	111%	113	38%

Project[a]	18	16	13%	7	157%

COS ($/oz)	1,720	1,489	16%	1,371	25%

TCC ($/oz)[a]	1,459	1,240	18%	1,127	29%

AISC ($/oz)[a]	2,570	1,657	55%	1,687	52%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.
b.	EBITDA represents income less depreciation. Depreciation expense is $38 million for Q1 2025 (Q4 2024: $46 million, Q1 2024: $51 million).
c.	Represents EBITDA divided by revenue.

Safety and Environment
For the three months ended
	3/31/25	12/31/24

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	1.66	1.59

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2025 compared to Q4 2024

Gold production in Q1 2025 was 22% lower compared to Q4 2024 primarily due to the planned shutdown that occurred at the Goldstrike roaster in the current quarter, combined with a 13% decrease in processed grades driven by the feed mix with a higher proportion of lower grade stockpiled ore as per the plan. Of note, the roaster shutdown was completed ahead of schedule.

COS/oz2 and TCC/oz1 in Q1 2025 were 16% and 18% higher, respectively, than Q4 2024, which mainly reflected the higher maintenance costs associated with the Goldstrike roaster shutdown, lower fixed cost dilution driven by the lower sales volumes and increased acid costs due to a higher proportion of acidic ore processed at the autoclave. Offsetting these impacts, open pit mining costs per tonne were lower in Q1 2025 driven by the operation of the new Komatsu-930 truck fleet which has delivered higher availability and lower fleet maintenance costs. In Q1 2025, AISC/oz1 was 55% higher than Q4 2024, driven by higher TCC/oz1, combined with higher minesite sustaining capital expenditures1.

Capital expenditures increased by 93% compared to Q4 2024 mainly due to higher minesite sustaining capital expenditures1 driven by higher capitalized stripping at South Arturo. Project capital expenditures1 were also higher in Q1 2025 with increased spend on the Ren project.

BARRICK FIRST QUARTER 2025	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Q1 2025 compared to Q1 2024

Gold production for Q1 2025 was 29% lower than Q1 2024, primarily due to the planned shutdown at the Goldstrike roaster as described above, combined with lower autoclave throughput driven by the need for proactive maintenance and the feed mix with a higher proportion of lower grade stockpiled ore as per the plan.

COS/oz2 and TCC/oz1 for Q1 2025 were 25% and 29% higher, respectively, than Q1 2024, primarily due to higher maintenance costs associated with the Goldstrike roaster shutdown, lower fixed cost dilution driven by the lower sales volumes, partially offset by lower open pit mining costs resulting from the operation of the new Komatsu-930 truck fleet which has delivered higher availability and lower fleet maintenance costs. For Q1 2025, AISC/oz1 was 52% higher than Q1 2024 primarily due to higher TCC/oz1, combined with higher minesite sustaining capital expenditures1.

Capital expenditures were 45% higher than Q1 2024, mainly due to higher minesite sustaining capital expenditures1 driven by the purchase of the Komatsu-930 truck fleet, and an increase in project capital expenditures1 relating to the continuation of the Ren project.

BARRICK FIRST QUARTER 2025	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Cortez (61.5%)a, Nevada, USA

Summary of Operating and Financial Data

		For the three months ended

	3/31/25	12/31/24	% Change	3/31/24	% Change

Total tonnes mined (000s)	14,397	14,407	0%	18,758	(23)%

Open pit ore	1,391	1,002	39%	1,823	(24)%

Open pit waste	12,550	12,911	(3)%	16,516	(24)%

Underground	456	494	(8)%	419	9%

Average grade (grams/tonne)

Open pit mined	1.14	2.40	(53)%	0.77	48%

Underground mined	6.37	7.28	(13)%	8.75	(27)%

Processed	1.87	3.41	(45)%	1.84	2%

Ore tonnes processed (000s)	1,782	1,293	38%	2,022	(12)%

Oxide mill	526	596	(12)%	601	(12)%

Roasters	266	351	(24)%	174	53%

Autoclave	13	n/a	n/a	n/a	n/a

Heap leach	977	346	182%	1,247	(22)%

Recovery rate	85%	83%	2%	83%	2%

Oxide Mill	82%	81%	1%	79%	4%

Roasters	87%	85%	2%	90%	(3)%

Autoclave	52%	n/a	n/a	n/a	n/a

Gold produced (000s oz)	92	125	(26)%	119	(23)%

Oxide Mill	37	55	(33)%	49	(24)%

Roasters	46	61	(25)%	38	21%

Autoclave	1	n/a	n/a	n/a	n/a

Heap leach	8	9	(11)%	32	(75)%

Gold sold (000s oz)	96	120	(20)%	121	(21)%

Revenue ($ millions)	281	318	(12)%	254	11%

Cost of sales ($ millions)	148	169	(12)%	160	(8)%

Income ($ millions)	131	147	(11)%	92	42%

EBITDA ($ millions)[b,c]	166	188	(12)%	138	20%

EBITDA margin[d]	59%	59%	0%	54%	9%

Capital expenditures ($ millions)	60	64	(6)%	64	(6)%

Minesite sustaining[b]	32	40	(20)%	45	(29)%

Project[b]	28	24	17%	19	47%

COS ($/oz)	1,541	1,405	10%	1,329	16%

TCC ($/oz)[b]	1,172	1,064	10%	946	24%

AISC ($/oz)[b]	1,536	1,431	7%	1,341	15%

a.	Includes Goldrush.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.
c.	EBITDA represents income less depreciation. Depreciation expense is $35 million for Q1 2025 (Q4 2024: $41 million, Q1 2024: $46 million).
d.	Represents EBITDA divided by revenue.

Safety and Environment
	For the three months ended

	3/31/25	12/31/24

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0.00	0.86

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2025 compared to Q4 2024

Gold production in Q1 2025 was 26% lower than Q4 2024, primarily driven by a 13% decrease in underground grade mined and processed at the Carlin roasters and a 53%

decrease in open pit grade mined, both consistent with the planned mine sequence.

COS/oz2 and TCC/oz1 in Q1 2025 were both 10% higher than Q4 2024, primarily reflecting the lower grades processed. Offsetting these impacts, open pit mining costs per tonne were lower in Q1 2025 driven by ongoing efficiencies following the recent renewal of the mobile truck fleet, combined with headcount rationalization following the removal of old equipment. In Q1 2025, AISC/oz1 was 7% higher than Q4 2024, driven by higher TCC/oz1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures in Q1 2025 were 6% lower than Q4 2024, resulting from lower minesite sustaining capital expenditures1 primarily due to lower capitalized stripping at Crossroads Phase 6, while project capital

BARRICK FIRST QUARTER 2025	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

expenditures1 increased by 17% in Q1 2025 as the ramp-up at Goldrush continues.

Q1 2025 compared to Q1 2024

Gold production for Q1 2025 was 23% lower than Q1 2024, primarily driven by lower leach production due to a decrease in tonnes placed on the leach pad and lower oxide production driven by lower throughput and lower grades processed consistent with the planned mine sequence. This was partially offset by higher roaster production due to higher underground refractory ore mined, both from Cortez Hills underground and Goldrush underground.

COS/oz2 and TCC/oz1 for Q1 2025 were 16% and 24% higher, respectively, than Q1 2024, reflecting lower fixed cost dilution combined with a higher proportion of higher cost refractory ounces processed at the Carlin roasters. For Q1 2025, AISC/oz1 was 15% higher than Q1 2024, driven by higher TCC/oz1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures in Q1 2025 were 6% lower than Q1 2024, largely due to lower minesite sustaining capital expenditures1 on the back of lower capitalized stripping at Crossroads Phase 6, partially offset by higher project capital expenditures1 as the ramp-up at Goldrush continues.

BARRICK FIRST QUARTER 2025	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Turquoise Ridge (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended

	3/31/25	12/31/24	% Change	3/31/24	% Change

Total tonnes mined (000s)	201	282	(29)%	568	(65)%

Open pit ore	0	50	(100)%	0	0%

Open pit waste	0	5	(100)%	355	(100)%

Underground	201	227	(11)%	213	(6)%

Average grade (grams/tonne)

Open pit mined	n/a	1.07	n/a	n/a	n/a

Underground mined	10.63	13.71	(22)%	10.28	3%

Processed	4.08	5.23	(22)%	4.32	(6)%

Ore tonnes processed (000s)	655	651	1%	480	36%

Oxide Mill	69	83	(17)%	62	11%

Autoclave	586	568	3%	418	40%

Recovery rate	85%	85%	0%	86%	(1)%

Oxide Mill	85%	85%	0%	85%	0%

Autoclave	86%	85%	1%	86%	0%

Gold produced (000s oz)	74	94	(21)%	62	19%

Oxide Mill	5	5	0%	3	67%

Autoclave	69	88	(22)%	58	19%

Heap leach	0	1	(100)%	1	(100)%

Gold sold (000s oz)	78	89	(12)%	62	26%

Revenue ($ millions)	224	237	(5)%	130	72%

Cost of sales ($ millions)	125	132	(5)%	107	17%

Income ($ millions)	99	104	(5)%	22	350%

EBITDA ($ millions)[a,b]	128	137	(7)%	45	184%

EBITDA margin[c]	57%	58%	(2)%	35%	63%

Capital expenditures ($ millions)	14	12	17%	18	(22)%

Minesite sustaining[a]	13	12	8%	18	(28)%

Project[a]	1	0	100%	0	100%

COS ($/oz)	1,605	1,491	8%	1,733	(7)%

TCC ($/oz)[a]	1,227	1,107	11%	1,359	(10)%

AISC ($/oz)[a]	1,408	1,260	12%	1,655	(15)%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.
b.	EBITDA represents income less depreciation. Depreciation expense is $29 million for Q1 2025 (Q4 2024: $33 million, Q1 2024: $23 million).
c.	Represents EBITDA divided by revenue.

Safety and Environment
For the three months ended

	3/31/25	12/31/24

LTI	1	2

LTIFR[3]	1.48	2.84

TRIFR[3]	2.95	5.68

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2025 compared to Q4 2024

Gold production in Q1 2025 was 21% lower than Q4 2024, mainly due to a 22% decrease in grade processed driven by mine sequencing at the Turquoise Ridge underground mine. This was partially offset by slightly higher throughput at the Sage autoclave.

COS/oz2 and TCC/oz1 in Q1 2025 were 8% and 11% higher, respectively, than Q4 2024, primarily due to the lower grades processed. AISC/oz1 was 12% higher than Q4 2024, primarily reflecting higher TCC/oz1, combined with higher minesite sustaining capital expenditures1 on a per ounce basis.

Q1 2025 compared to Q1 2024

Gold production for Q1 2025 was 19% higher than Q1 2024, primarily due to the planned Sage autoclave maintenance shutdown that took place during Q1 2024 and subsequent uplift in production. This was partially offset by a 6% decrease in grade processed driven by mine sequencing and lower ore tonnes mined which resulted in a higher proportion of stockpile feed, partially offset by a 3% increase in grade mined from the Turquoise Ridge underground mine.

COS/oz2 and TCC/oz1 for Q1 2025 were 7% and 10% lower, respectively, than Q1 2024, primarily owing to the decreased maintenance costs on the back of the planned Sage autoclave shutdown that occurred in Q1 2024. AISC/oz1 was 15% lower than Q1 2024, reflecting lower TCC/oz1 and lower minesite sustaining capital expenditures1, driven in large part by the CIL tank upgrades occurring in Q1 2024.

BARRICK FIRST QUARTER 2025	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Pueblo Viejo (60%)a, Dominican Republic

Summary of Operating and Financial Data

		For the three months ended

	3/31/25	12/31/24	% Change	3/31/24	% Change

Open pit tonnes mined (000s)	1,382	1,419	(3)%	2,944	(53)%

Open pit ore	89	1,128	(92)%	1,235	(93)%

Open pit waste	1,293	291	344%	1,709	(24)%

Average grade (grams/tonne)

Open pit mined	2.19	1.94	13%	2.09	5%

Processed	2.17	2.31	(6)%	2.33	(7)%

Autoclave ore tonnes processed (000s)	1,294	1,377	(6)%	1,382	(6)%

Recovery rate	82%	79%	4%	81%	1%

Gold produced (000s oz)	74	93	(20)%	81	(9)%

Gold sold (000s oz)	76	94	(19)%	82	(7)%

Revenue ($ millions)	228	251	(9)%	172	33%

Cost of sales ($ millions)	141	158	(11)%	125	13%

Income ($ millions)	84	90	(7)%	44	91%

EBITDA ($ millions)[b,c]	128	144	(11)%	81	58%

EBITDA margin[d]	56%	57%	(2)%	47%	19%

Capital expenditures ($ millions)[e]	46	40	15%	55	(16)%

Minesite sustaining[b]	36	27	33%	25	44%

Project[b]	8	10	(20)%	20	(60)%

COS ($/oz)	1,863	1,679	11%	1,527	22%

TCC ($/oz)[b]	1,189	1,030	15%	1,013	17%

AISC ($/oz)[b]	1,668	1,325	26%	1,334	25%

a.

Barrick is the operator of Pueblo Viejo and owns 60%, with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.

c.	EBITDA represents income less depreciation. Depreciation expense is $44 million for Q1 2025 (Q4 2024: $54 million, Q1 2024: $37 million).

d.	Represents EBITDA divided by revenue.

e.	Includes capitalized interest.

Safety and Environment
For the three months ended

	3/31/25	12/31/24

LTI	1	0

LTIFR[3]	0.23	0.00

TRIFR[3]	0.23	0.56

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2025 compared to Q4 2024

Gold production in Q1 2025 was 20% lower than Q4 2024, primarily due to lower throughput resulting from the previously guided plant shutdown activities, as well as lower grades processed in line with the plan. This was partially offset by improved recoveries.

COS/oz2 and TCC/oz1 for Q1 2025 were 11% and 15% higher, respectively, compared to Q4 2024, mainly driven by higher plant maintenance costs and the impact of lower production. For Q1 2025, AISC/oz1 was 26% higher than Q4 2024, mainly driven by higher TCC/oz1 and higher minesite sustaining capital expenditures1.

Capital expenditures for Q1 2025 increased by 15% compared to Q4 2024, due to increased minesite sustaining capital expenditures1 driven by higher capitalized stripping and the successful execution of our process optimization projects, including the completion of the Thickener Optimization project, which is expected to improve throughput going forward. This was partially offset by lower project capital expenditures1.

Q1 2025 compared to Q1 2024

Gold production for Q1 2025 was 9% lower than Q1 2024, driven by lower throughput resulting from the previously guided plant shutdown activities, as well as lower grades processed in line with the plan.

COS/oz2 and TCC/oz1 for Q1 2025 were 22% and 17% higher, respectively, compared to Q1 2024, driven by the impact of lower production, and higher royalties resulting from the higher realized gold price1. For Q1 2025, AISC/oz1 was 25% higher than Q1 2024, driven by higher TCC/oz1 and increased minesite sustaining capital expenditures1.

Capital expenditures for Q1 2025 decreased by 16% compared to Q1 2024, primarily due to lower project capital expenditures1 related to the processing plant expansion that was completed in Q3 2024. This decrease was partially offset by higher minesite sustaining capital expenditures1 due to increased activities at the Llagal TSF and the execution of process optimization projects.

BARRICK FIRST QUARTER 2025	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Loulo-Gounkoto (80%)a, Mali

Summary of Operating and Financial Data

	For the three months ended

	3/31/25[b]	12/31/24	% Change	3/31/24	% Change
Total tonnes mined (000s)	1,709	10,476	(84)%	7,692	(78)%

Open pit ore	57	510	(89)%	4	1,325%

Open pit waste	1,366	9,004	(85)%	6,721	(80)%

Underground	286	962	(70)%	967	(70)%

Average grade (grams/tonne)

Open pit mined	1.98	1.80	10%	1.07	85%

Underground mined	6.66	7.03	(5)%	5.89	13%

Processed	3.54	5.13	(31)%	4.47	(21)%

Ore tonnes processed (000s)	169	1,050	(84)%	1,059	(84)%

Recovery rate	91%	90%	1%	93%	(2)%

Gold produced (000s oz)	18	156	(88)%	141	(87)%

Gold sold (000s oz)	—	47	(100)%	140	(100)%

Revenue ($ millions)	—	127	(100)%	289	(100)%

Cost of sales ($ millions)	5	65	(92)%	164	(97)%

Income (loss) ($ millions)	(69)	(13)	431%	116	(159)%

EBITDA ($ millions)[c,d]	(64)	9	(811)%	169	(138)%

EBITDA margin[e]	—	7%	(100)%	58%	(100)%

Capital expenditures ($ millions)[f]	14	86	(84)%	59	(76)%

Minesite sustaining[c]	10	58	(83)%	40	(75)%

Project[c]	3	27	(89)%	19	(84)%

COS ($/oz)	—	1,397	(100)%	1,177	(100)%

TCC ($/oz)[c]	—	923	(100)%	794	(100)%

AISC ($/oz)[c]	—	2,136	(100)%	1,092	(100)%

a.

Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.

b.	As a result of temporary suspension of operations at Loulo-Gounkoto starting January 14, 2025, no per ounce data is provided.

c.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.

d.	EBITDA represents income less depreciation. Depreciation expense is $5 million for Q1 2025 (Q4 2024: $22 million, Q1 2024: $53 million).

e.	Represents EBITDA divided by revenue.

f.	Includes capitalized interest.

Safety and Environment

For the three months ended

	3/31/25	12/31/24

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0.00	0.19

Class 1[4] environmental incidents	0	0

Financial Results

On January 14, 2025, Loulo-Gounkoto temporarily suspended operations following an ongoing dispute over the existing mining Conventions. Refer to the section below for further details. This has had a significant negative impact on Loulo-Gounkoto’s financial results for Q1 2025 and no analysis has been provided as it would not be meaningful. The loss of $69 million in Q1 2025 mainly relates to reduced operations costs (included in Other Expense (Income) as detailed in note 9 of the Financial Statements) as well as continued depreciation of certain assets.

Mining Conventions Dispute

As previously disclosed, the Company and the Government of Mali have been engaged in an ongoing dispute over the existing mining Conventions.

On December 18, 2024, after multiple good faith attempts to resolve the dispute, Somilo and Gounkoto submitted a request for arbitration to ICSID in accordance with the provisions of their respective Conventions. On January 14, 2025, due to the restrictions imposed by the Government of Mali on gold shipments, the Company announced that the Loulo-Gounkoto complex would temporarily suspend operations.

For more information, refer to note 16 of the Financial Statements.

BARRICK FIRST QUARTER 2025	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Kibali (45%)a, Democratic Republic of Congo

Summary of Operating and Financial Data

	For the three months ended

	3/31/25	12/31/24	% Change	3/31/24	% Change
Total tonnes mined (000s)	5,246	4,821	9%	5,168	2%

Open pit ore	392	631	(38)%	605	(35)%

Open pit waste	4,472	3,741	20%	4,083	10%

Underground	382	449	(15)%	480	(20)%

Average grade (grams/tonne)

Open pit mined	1.48	1.46	1%	1.42	4%

Underground mined	5.02	5.27	(5)%	5.05	(1)%

Processed	2.36	2.88	(18)%	2.85	(17)%

Ore tonnes processed (000s)	931	971	(4)%	925	1%

Recovery rate	90%	89%	1%	89%	1%

Gold produced (000s oz)	63	80	(21)%	76	(17)%

Gold sold (000s oz)	67	79	(15)%	72	(7)%

Revenue ($ millions)	192	209	(8)%	152	26%

Cost of sales ($ millions)	113	111	2%	86	31%

Income ($ millions)	72	95	(24)%	64	13%

EBITDA ($ millions)[b,c]	104	130	(20)%	92	13%

EBITDA margin[d]	54%	62%	(13)%	61%	(11)%

Capital expenditures ($ millions)	32	32	0%	24	33%

Minesite sustaining[b]	12	15	(20)%	15	(20)%

Project[b]	20	17	18%	9	122%

COS ($/oz)	1,691	1,413	20%	1,200	41%

TCC ($/oz)[b]	1,212	966	25%	802	51%

AISC ($/oz)[b]	1,426	1,182	21%	1,048	36%

a.

Barrick owns 45% of Kibali Goldmines SA with the Government of DRC and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively “Kibali”), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.

c.	EBITDA represents income less depreciation. Depreciation expense is $32 million for Q1 2025 (Q4 2024: $35 million, Q1 2024: $28 million).

d.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended

	3/31/25	12/31/24

LTI	1	1

LTIFR[3]	0.20	0.22

TRIFR[3]	0.39	1.57

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2025 compared to Q4 2024

Gold production in Q1 2025 was 21% lower than Q4 2024, mainly due to lower grades processed resulting from fewer ore tonnes mined from the underground related to a shaft shutdown during Q1 2025. Higher grades are planned for later in the year from both underground and open pit.

COS/oz2 and TCC/oz1 for Q1 2025 were 20% and 25% higher, respectively, mainly due to lower grades processed and higher royalties driven by a higher realized gold price1, combined with the 3% export duty inclusion pursuant to the new finance act. For Q1 2025, AISC/oz1 was 21% higher compared to Q4 2024, mainly due to higher TCC/oz1, partially offset by slightly lower minesite sustaining capital expenditures1 on a per ounce basis.

Capital expenditures for Q1 2025 were in line with Q4 2024, as lower minesite sustaining capital expenditures1 were offset by higher project capital expenditures1.

Q1 2025 compared to Q1 2024

Gold production for Q1 2025 was 17% lower than Q1 2024, mainly due to lower grades processed, driven by fewer ore tonnes from the underground related to a shaft shutdown during Q1 2025.

COS/oz2 and TCC/oz1 for Q1 2025 were 41% and 51% higher, respectively, compared to Q1 2024 mainly due to lower grades processed, higher royalties related to the higher realized gold price1, combined with the 3% export duty inclusion pursuant to the new finance act and higher underground unit costs. For Q1 2025, AISC/oz1 was 36% higher than Q1 2024, driven by higher TCC/oz1 partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures for Q1 2025 were 33% higher than Q1 2024, predominantly driven by higher project capital expenditures1 driven by the new Pamao TSF.

BARRICK FIRST QUARTER 2025	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

North Mara (84%)a, Tanzania

Summary of Operating and Financial Data

		For the three months ended

	3/31/25	12/31/24	% Change	3/31/24	% Change

Total tonnes mined (000s)	3,843	5,076	(24)%	3,581	7%

Open pit ore	1,057	1,347	(22)%	374	183%

Open pit waste	2,398	3,326	(28)%	2,811	(15)%

Underground	388	403	(4)%	396	(2)%

Average grade (grams/tonne)

Open pit mined	2.04	2.21	(8)%	1.68	21%

Underground mined	3.72	5.20	(28)%	2.77	34%

Processed	3.56	4.29	(17)%	2.43	47%

Ore tonnes processed (000s)	672	724	(7)%	651	3%

Recovery rate	88%	90%	(2)%	90%	(2)%

Gold produced (000s oz)	67	90	(26)%	46	46%

Gold sold (000s oz)	68	89	(24)%	46	48%

Revenue ($ millions)	198	237	(16)%	96	106%

Cost of sales ($ millions)	86	90	(4)%	77	12%

Income ($ millions)	109	143	(24)%	15	627%

EBITDA ($ millions)[b,c]	127	164	(23)%	30	323%

EBITDA margin[d]	64%	69%	(7)%	31%	106%

Capital expenditures ($ millions)	34	54	(37)%	30	13%

Minesite sustaining[b]	17	28	(39)%	18	(6)%

Project[b]	17	26	(35)%	12	42%

COS ($/oz)	1,257	1,018	23%	1,678	(25)%

TCC ($/oz)[b]	986	771	28%	1,339	(26)%

AISC ($/oz)[b]	1,258	1,098	15%	1,753	(28)%

a.

Barrick owns 84% of North Mara, with the GoT owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.

c.	EBITDA represents income less depreciation. Depreciation expense is $18 million for Q1 2025 (Q4 2024: $21 million, Q1 2024: $15 million).

d.	Represents EBITDA divided by revenue.

Safety and Environment
For the three months ended

	3/31/25	12/31/24

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	1.05	0.00

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2025 compared to Q4 2024

In Q1 2025, gold production was 26% lower than Q4 2024 mainly driven by lower grades processed from the underground as per the mine plan.

COS/oz2 and TCC/oz1 were 23% and 28% higher, respectively, than Q4 2024 mainly due to the impact of the lower grade processed. AISC/oz1 in Q1 2025 was 15% higher than Q4 2024, mainly due to higher TCC/oz1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures for Q1 2025 were 37% lower compared to Q4 2024 due to decreased minesite sustaining capital expenditures1 driven by down payments on long-lead underground equipment made in Q4 2024 and lower project capital expenditures1 following the completion of the paste plant which is expected to bring improved flexibility and lower costs to the underground moving forward.

Q1 2025 compared to Q1 2024

Gold production for Q1 2025 was 46% higher mainly due to higher grades mined and processed and to a lesser extent higher throughput.

COS/oz2 and TCC/oz1 were 25% and 26% lower, respectively, compared to Q1 2024, due to the higher grade processed, partially offset by higher royalties associated with the higher realized gold price1. AISC/oz1 in Q1 2025 was 28% lower than Q1 2024, mainly due to lower TCC/oz1, combined with lower minesite sustaining capital expenditures1 on a per ounce basis.

For Q1 2025, capital expenditures increased by 13% compared to Q1 2024, mainly due to higher project capital expenditures1 relating to the second crushing line and Rama land acquisition.

BARRICK FIRST QUARTER 2025	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Bulyanhulu (84%)a, Tanzania

Summary of Operating and Financial Data

		For the three months ended

	3/31/25	12/31/24	% Change	3/31/24	% Change

Underground tonnes mined (000s)	304	331	(8)%	304	0%

Average grade (grams/tonne)

Underground mined	5.27	5.80	(9)%	5.86	(10)%

Processed	5.27	5.60	(6)%	5.77	(9)%

Ore tonnes processed (000s)	237	267	(11)%	238	0%

Recovery rate	93%	93%	0%	95%	(2)%

Gold produced (000s oz)	37	44	(16)%	42	(12)%

Gold sold (000s oz)	38	44	(14)%	40	(5)%

Revenue ($ millions)	123	120	3%	89	38%

Cost of sales ($ millions)	65	66	(2)%	60	8%

Income ($ millions)	56	53	6%	28	100%

EBITDA ($ millions)[b,c]	70	67	4%	41	71%

EBITDA margin[d]	57%	56%	2%	46%	24%

Capital expenditures ($ millions)	35	35	0%	26	35%

Minesite sustaining[b]	23	18	28%	18	28%

Project[b]	12	17	(29)%	8	50%

COS ($/oz)	1,714	1,505	14%	1,479	16%

TCC ($/oz)[b]	1,212	1,072	13%	1,044	16%

AISC ($/oz)[b]	1,831	1,489	23%	1,485	23%

a.

Barrick owns 84% of Bulyanhulu, with the GoT owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.

c.	EBITDA represents income less depreciation. Depreciation expense is $14 million for Q1 2025 (Q4 2024: $14 million, Q1 2024: $13 million).

d.	Represents EBITDA divided by revenue.

Safety and Environment
For the three months ended

	3/31/25	12/31/24

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	2.00	0.98

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2025 compared to Q4 2024

In Q1 2025, gold production was 16% lower than Q4 2024 mainly due to lower throughput and lower grades processed, in line with the mine plan.

COS/oz2 and TCC/oz1 in Q1 2025 were 14% and 13% higher, respectively, than Q4 2024, reflecting lower grade processed and reduced fixed cost dilution from lower throughput. AISC/oz1 in Q1 2025 was 23% higher than Q4 2024, due to higher TCC/oz1 and higher minesite sustaining capital expenditures1.

Capital expenditures in Q1 2025 were in line with Q4 2024, reflecting higher minesite sustaining capital expenditures1 relating to underground equipment, offset by lower project capital expenditures1 related to the elevated Upper West project spend in Q4 2024.

Q1 2025 compared to Q1 2024

For Q1 2025, gold production was 12% lower than Q1 2024 mainly driven by lower grades processed and lower recovery, in line with the mine plan.

COS/oz2 and TCC/oz1 for Q1 2025 were both 16% higher compared to Q1 2024, due to the lower grade processed and higher royalties associated with the higher realized gold price1, slightly offset by higher capitalized underground development costs. AISC/oz1 in Q1 2025 was 23% higher than Q1 2024, mainly due to higher TCC/oz1 and higher minesite sustaining capital expenditures1.

For Q1 2025, capital expenditures were 35% higher than Q1 2024, mainly due to higher project capital expenditures1 related to the Upper West project, combined with higher minesite sustaining capital expenditures1 related to underground equipment and trucks.

BARRICK FIRST QUARTER 2025	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Gold

Summary of Operating and Financial Data

								For the three months ended

	3/31/25					12/31/24

	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend- itures[b]

Phoenix (61.5%)	31	1,686	747	1,012	6	39	1,474	752	956	6

Veladero (50%)	71	1,141	753	1,271	48	82	1,151	828	1,191	41

Tongon (89.7%)	27	2,154	1,971	2,144	3	39	1,405	1,198	1,460	7

Hemlo	38	1,730	1,458	1,692	9	39	1,754	1,475	1,689	8

Porgera (24.5%)	21	1,675	1,336	1,684	8	13	2,127	1,322	2,967	20

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures[1].

Phoenix (61.5%), Nevada, USA

Gold production for Phoenix in Q1 2025 was 21% lower compared to Q4 2024, mainly driven by lower grades mined and processed, partially offset by higher throughput. COS/ oz2 in Q1 2025 was 14% higher compared to Q4 2024 due to the lower grades processed. TCC/oz1 was 1% lower due primarily to higher by-product credits on a per ounce basis, although this was offset by the higher COS/oz2 as discussed above. In Q1 2025, AISC/oz1 increased by 6% compared to Q4 2024 due primarily to higher minesite sustaining capital expenditures1 on a per ounce basis.

Veladero (50%), Argentina

Gold production for Veladero in Q1 2025 was 13% lower compared to Q4 2024 mainly driven by lower throughput resulting from the annual crusher maintenance in Q1 2025. COS/oz2 and TCC/oz1 in Q1 2025 were 1% and 9% lower, respectively, than Q4 2024 driven by higher capitalized stripping. AISC/oz1 in Q1 2025 increased by 7% compared to Q4 2024, primarily driven by higher minesite sustaining capital expenditures1, partially offset by lower TCC/oz1.

Tongon (89.7%), Côte d’Ivoire

Gold production for Tongon in Q1 2025 was 31% lower than Q4 2024, primarily due to lower grades processed. COS/ oz2 and TCC/oz1 in Q1 2025 were 53% and 65% higher, respectively, compared to Q4 2024, primarily driven by the lower grades processed, higher energy costs in Q1 2025 due to power grid constraints necessitating higher reliance on diesel gensets, reduced oxide feed which increased reagent consumption and higher royalties reflecting a higher realized gold price. AISC/oz1 in Q1 2025 increased by 47% compared to Q4 2024, primarily reflecting higher TCC/oz1, partially offset by lower minesite sustaining capital expenditures1. Although Tongon continues to be managed for the benefit of all stakeholders, our investment in this asset is not considered to be a core part of our portfolio.

Hemlo (100%), Ontario, Canada

Gold production in Q1 2025 was 3% lower than Q4 2024 resulting from lower ore tonnes mined and processed as per the planned mine sequence, which saw more waste tonnes mined in Q1 2025. This was partially offset by higher grades processed. COS/oz2, TCC/oz1 and AISC/oz1 were all in line with the previous quarter. Our investment in this asset is not considered to be a core part of our portfolio.

Porgera (24.5%), Papua New Guinea

Gold production in Q1 2025 was 62% higher than Q4 2024 driven by the ongoing ramp-up of operations. COS/oz2 was 21% lower than Q4 2024, driven by lower depreciation, while TCC/oz1 was in line with the prior quarter. AISC/oz1 decreased by 43% compared to Q4 2024 primarily reflecting lower minesite sustaining capital expenditures1.

BARRICK FIRST QUARTER 2025	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Lumwana (100%), Zambia

Summary of Operating and Financial Data

	For the three months ended

	3/31/25	12/31/24	% Change		3/31/24	% Change
Open pit tonnes mined (000s)	30,310	35,354	(14)%		29,571	2%

Open pit ore	6,004	10,596	(43)%		3,727	61%

Open pit waste	24,306	24,758	(2)%		25,844	(6)%

Average grade

Open pit mined	0.59%	0.61%	(3)%		0.49%	20%

Processed	0.57%	0.71%	(20)%		0.41%	39%

Tonnes processed (000s)	5,237	6,858	(24)%		6,022	(13)%

Recovery rate	91%	93%	(2)%		88%	3%

Copper produced (kt)	27	46	(41)%		22	23%

Copper sold (kt)	34	36	(6)%		22	55%

Revenue ($ millions)	305	260	17%		163	87%

Cost of sales ($ millions)	208	177	18%		168	24%

Income ($ millions)	95	79	20%		(7)	1,457%

EBITDA ($ millions)[a,b]	155	133	17%		53	192%

EBITDA margin[c]	51%	51%	0%		33%	55%

Capital expenditures ($ millions)	70	186	(62	) %	87	(20)%

Minesite sustaining[a]	50	73	(32	) %	75	(33)%

Project[a]	20	113	(82	) %	12	67%

COS ($/lb)	2.80	2.27	23%		3.41	(18)%

C1 cash costs ($/lb)[a]	2.22	1.89	17%		2.52	(12)%

AISC ($/lb)[a]	3.20	3.14	2%		4.33	(26)%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.

b.	EBITDA represents income less depreciation. Depreciation expense is $60 million for Q1 2025 (Q4 2024: $54 million, Q1 2024: $60 million).

c.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended
	3/31/25	12/31/24
LTI	1	0
LTIFR[3]	0.22	0.00
TRIFR[3]	0.22	0.23
Class 1[4] environmental incidents	0	0

Financial Results

Q1 2025 compared to Q4 2024

Copper production in Q1 2025 was 41% lower than Q4 2024 due to lower grades processed and lower throughput, as per the mine plan after a record breaking quarter in Q4 2024.

COS/lb2 and C1 cash costs/lb1 were 23% and 17% higher, respectively, than Q4 2024, mainly due to lower grades processed. In Q1 2025, AISC/lb1 increased by 2% compared to Q4 2024, primarily driven by the increase in C1 cash costs/lb1 and higher royalties due to the higher realized copper price1, partially offset by a decrease in minesite sustaining capital expenditures1.

Capital expenditures for Q1 2025 were 62% lower than Q4 2024, mainly due to lower project capital expenditures1 as a substantial amount of down payments were made on long lead items in Q4 2024 related to the Lumwana Super Pit Expansion project. Minesite sustaining capital expenditures1 were also lower resulting from lower capitalized stripping.

Q1 2025 compared to Q1 2024

Copper production for Q1 2025 was 23% higher than Q1 2024, mainly due to higher grades processed and higher recoveries partially offset by lower throughput.

COS/lb2 and C1 cash costs/lb1 for Q1 2025 decreased by 18% and 12%, respectively, compared to Q1 2024, mainly due to the higher grades processed. For Q1 2025, AISC/lb1 was 26% lower than Q1 2024 mainly due to the decreased C1 cash cost/lb1 and lower minesite sustaining capital expenditures1. This was partially offset by higher royalties due to the higher realized copper price1.

Capital expenditures for Q1 2025 were 20% lower than Q1 2024, mainly due to lower minesite sustaining capital expenditures1 resulting from lower capitalized stripping, partially offset by higher project capital expenditures1 related to the Lumwana Super Pit Expansion project.

BARRICK FIRST QUARTER 2025	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Copper

Summary of Operating and Financial Data

								For the three months ended

	3/31/25					12/31/24

	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend- itures[b]	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend- itures[b]

Zaldívar (50%)	9	4.11	2.99	3.38	7	11	4.22	3.11	3.98	16

Jabal Sayid (50%)	8	1.96	1.44	1.55	4	7	2.02	1.29	1.44	5

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures[1].

Zaldívar (50%), Chile

Copper production for Zaldívar in Q1 2025 was 18% lower than Q4 2024 due to lower throughput, lower recoveries, and lower grades processed in line with plan. COS/lb2 and C1 cash costs/lb1 were 3% and 4% lower, respectively, than Q4 2024 mainly driven by lower unit costs for key consumables. AISC/lb1 in Q1 2025 was 15% lower compared to Q4 2024, driven by lower minesite sustaining capital expenditures1 and lower C1 cash costs/lb1. Our investment in this asset, of which we are not the operator, continues to be a non-core part of our portfolio.

Jabal Sayid (50%), Saudi Arabia

Jabal Sayid’s copper production in Q1 2025 was 14% higher than Q4 2024 primarily due to higher grades processed. COS/lb2 for Q1 2025 was largely in line with Q4 2024, while C1 cash costs/lb1 increased by 12% mainly due to lower gold by-product credits, partially offset by lower treatment and refinery costs. AISC/lb1 in Q1 2025 increased by 8% compared to Q4 2024, mainly due to higher C1 cash costs/lb1, partially offset by lower sustaining capital expenditures1.

BARRICK FIRST QUARTER 2025	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Growth Projects

Goldrush Project, Nevada, USA6

Goldrush, which is included within Cortez, is expected to be a long-life underground mine with anticipated annual production in excess of 400,000 ounces of gold per year (100% basis) once in full production by 2028.

In Q1 2025, the sinking of the first of eight ventilation shafts and installation of two underground primary fans were completed, which enable increased mining rates. Execution planning for the next ventilation raise is underway with surface geotechnical drilling scheduled to begin in the second quarter. Surface access in Horse Canyon has been established to the initial vent shaft collar, dewatering wellhead, and dewatering pipe alignment. Installation of the HDPE dewatering pipeline tying the wellhead to the RIB in Pine Valley is under construction and expected to be complete in Q2. Earthworks and piping infrastructure for the initial RIB were completed during the first quarter. Goldrush dewatering activities are expected to begin in Q2 2025.

As of March 31, 2025, project spend was $447 million on a 100% basis (including $11 million in Q1 2025) inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital, is still anticipated to be near the approximate $1 billion initial capital estimate for the Goldrush project (100% basis).

Fourmile, Nevada, USA7

Fourmile, located adjacent to Goldrush, is a 100% owned Barrick asset in Nevada and has the potential to be a standalone Tier One Gold Asset5. The current focus is on exploration drilling with promising results to date that support the potential to significantly increase the modeled extents of the declared mineral resource within the 2.5 kilometers of prospective Wenban stratigraphy, as well as to uplift the grade. A dedicated Barrick project development team and budget are targeting the extension of the existing mineral resources, while also evaluating an independent surface portal access from Bullion Hill, which would decouple the evaluation of the project from the existing Goldrush development and ultimately complement the current Goldrush multi-purpose development. Footwall development along the strike of the Fourmile orebodies would initially be used for underground exploration drilling and then later be re-used for mine haulage.

During Q1 2025, the design of the Bullion Hill portal surface disturbance was completed and this disturbance plan was submitted to the relevant authorities. The review and update of the mining trade-off studies continued in alignment with the ongoing PFS.

The 2025 drilling campaign commenced, focused on defining the orebody and delineating the overall Fourmile footprint, with drilling planned across the full strike length. Drilling will continue to ramp up in Q2 as 2025 will be the largest drill program at Fourmile to date.

Barrick anticipates Fourmile will be incorporated into the NGM joint venture, at fair market value, if certain criteria are met. In Q1 2025, we spent $5 million, out of an estimated $75 to $85 million for 2025 as we continue to expand the upside and continue conversion drilling in the known deposits. This will also cover additional study costs as we commence the prefeasibility study in 2025.

Ren, Nevada, USA

Ren is a new ore deposit at Goldstrike Underground and a key expansion project at Carlin. Located north of Goldstrike Underground’s Meikle and Banshee deposits, Ren is anticipated to produce an average of 140,000 ounces per year (100% basis) once in full production in 2027.

To develop the deposit, the existing exploration drift will be duplicated, allowing for increased ventilation and secondary egress into the working area. Once completed, two additional exploration drilling platforms will be constructed to support further drilling on the project allowing for both the conversion of the existing resource and further growth of the deposit.

To support production mining of the deposit, an additional set of twin declines will be driven from the Betze-Post open pit to the north with the intent to provide life of mine ventilation to the deposit as well as a direct path for material to be hauled and hoisted out via the existing Meikle Headframe. To complete the project, a seven meter ventilation shaft will be sunk 550 meters to serve as an exhaust raise and utility conduit for mining the orebody.

During Q1 2025, the secondary drift development continued towards the northeast over the main portion of the eastern JB North mineralized zone. The first three drill bays have been completed, with the remaining drill stations to be completed throughout 2025. Rehabilitation of the initial exploration drift is continuing to improve area egress and ventilation. Infill conversion drilling began mid-March, with the first assay results expected to be returned in May to support the update for conversion by year-end. Portals in the Betze-Post open pit were completed and construction continued with setting utilities to support the development. Final contract negotiations advanced for the Ren ventilation shaft construction and a contract award is expected in Q2.

As at March 31, 2025, project spend was $95 million (including $23 million in Q1 2025) out of an estimated capital cost of $410 to $470 million (100% basis).

Pueblo Viejo Expansion, Dominican Republic8

The Pueblo Viejo Life of Mine Expansion continues to focus on housing, resettlement, and the Naranjo Tailings Storage Facility. Engineering work is ongoing to optimize design, complete permitting and advance the project on schedule. Current field work includes the dam access road, the diorite filter access road, development of the diorite filter quarry, and ongoing drilling for site investigation. Competitive bids have now been received for all dam construction works and evaluations to select contactors will continue throughout 2025. The overall schedule remains on track to have the starter dam completed ahead of the existing Llagal dam reaching capacity.

The housing project continues with 220 homes constructed and 18 families now resettled. Only 30 homes remain to be started, with the potable water treatment facility fully operational, and elementary school construction and sewage treatment facilities advancing well.

The overall resettlement process continues to advance with compensation packages being presented and accepted, while the asset inventories and Resettlement Action Plan are due to be completed during Q2 2025.

As at March 31, 2025, total project spend was $1,143 million (including $13 million in Q1 2025) on a 100% basis. The estimated capital cost of the plant expansion and mine life extension project remains approximately $2.6 billion (100% basis).

BARRICK FIRST QUARTER 2025	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Veladero Phase 8 Leach Pad, Argentina

The construction of the Phase 8 leach pad will be divided into three phases being 8A, 8B and 8C. In December 2024 the Phase 8A leach pad construction project was approved. Construction started in Q1 2025 and is expected to be completed by Q1 2026. Construction of the phase includes cutting, filling, sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant leaching solution collection.

Overall, for Phase 8, as at March 31, 2025, project spend was $39 million (including $29 million in Q1 2025) out of an estimated capital cost of $250-270 million (100% basis).

Reko Diq Project, Pakistan9

At the end of 2024, Barrick completed a full update of the project’s 2010 feasibility study and 2011 expansion prefeasibility study and added 7.3 million tonnes of copper and 13 million ounces of attributable gold in probable reserves as at December 31, 202410. Once fully commissioned, the Reko Diq project is projected to deliver 240,000 tonnes of copper production and 297,000 ounces of gold per year during Phase 1 increasing to 460,000 tonnes of copper and 520,000 ounces of gold during the first ten years (2034-2043) of Phase 2 (100% basis). This is based on an increased 45Mtpa process plant throughput in Phase 1 (from the original 40Mtpa) and 90Mtpa (from the original 80Mtpa) in Phase 2, following the grind size optimization work undertaken as part of the feasibility study. The total estimated capital cost of Phase 1 is $5.6-6.0 billion (100% basis, exclusive of capitalization of financing costs) to be spent between 2025-2029. On February 11, 2025, the Board of Directors conditionally approved the development of Phase 1 subject to the closing of up to $3 billion of limited recourse project financing. Assuming $3 billion of project financing, Barrick’s share of the total partner equity contribution required to fund the construction of Phase 1 is expected to be $1.4-1.7 billion (exclusive of capitalization of financing costs). The total estimated capital cost of Phase 2 is $3.3-3.6 billion (100% basis, exclusive of capitalization of financing costs) to be spent between 2029-2033.

During Q1 2025, construction work advanced, with Fluor appointed as the lead Engineering, Procurement and Construction Management partner to work alongside the Barrick Owner’s Team in the detailed design and construction of the project. Personnel continued to be recruited and mobilized for the project with the majority of new hires from Balochistan. In addition, the full project ESIA was approved by the Balochistan Environmental Protection Agency during Q1. Finally, in April 2025, the joint venture shareholders approved the project’s updated Feasibility Study and conditionally approved the associated Phase 1 development capital subject to the closing of up to $3 billion limited recourse project financing. The target for first production remains by the end of 2028.

Capital expenditures commenced in Q2 2024, with total capitalized spend to date of $228 million (including $100 million in Q1 2025) (100% basis).

For 2025, following spend profile timing optimization with Fluor, the capital spend for the year is now anticipated to be under $1 billion (100% basis).

Kibali Solar Project, DRC

This project entails the design, supply and installation of a 16 MW photovoltaic solar farm with a 15 MW battery energy storage system to complement the existing hydroelectric power stations raising the renewable component of the mine’s energy mix from 81% to 85%. The completion of this project is projected to deliver a 53% reduction in fuel consumption in the power plant. The project is still tracking on schedule with completion forecasted for Q2 2025. The installation of the infrastructure progressed well during the quarter with the completion of the battery module installation and photovoltaic panel installation tracking at 99% completion. The 66kV substation extension component installation is complete and final cable terminations ongoing. Cold commissioning of the switchgear, battery modules and panels commenced during Q1 2025. Upcoming areas of focus include the completion of the control philosophy and hot commissioning of Phase 1. As at March 31, 2025, project spend was $39 million (including $7 million in Q1 2025) out of an estimated capital cost of $55 million (100% basis).

Lumwana Super Pit Expansion, Zambia11

The Lumwana Super Pit Expansion is projected to deliver 240,000 tonnes of copper production per year, from a 52Mtpa process plant expansion, with a mine life of more than 30 years. Following the successful transition in 2023 to the owner stripping model we have already seen the 20% planned cost and efficiency benefit which aligns well with the interim mine volumes and longer-term expansion strategy.

The transition from the feasibility study to execution has now been completed. Long lead equipment manufacturing is in progress with certified vendor data provided to continue with detailed engineering of the process plant. The project execution schedule has been developed and is currently undergoing multiple reviews to maintain our target of first copper production during Q1 2028. The geotechnical site investigation report has been handed over to the engineering consultant providing a firm foundation for the earthworks and civil detailed engineering.

The contract for the enabling earthworks construction at the wet plant, including critical road infrastructure, has been awarded and mobilization commenced during Q1 2025. Earthworks is on schedule to commence during Q2 2025.

The building of the first accommodation units for the construction camp progressed to 90% completion during the quarter. The TSF design and reviews have been completed and the construction of the first diversion channel for the expanded facility is on track to commence during Q2. Steady progress of the detailed engineering during the quarter enabled the two major civil packages to be issued to the market on schedule.

For Q1 2025, we have spent $16 million, out of an estimated capital spend of $0.6 billion for 2025. As at March 31, 2025, the total spend on the expansion project is $178 million. The total project capital cost (exclusive of capitalized stripping) is expected to be $2 billion based on the approved feasibility study.

BARRICK FIRST QUARTER 2025	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Exploration and Mineral Resource Management

The foundation of our exploration strategy is a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for the business. Our exploration strategy has multiple elements that all need to be in balance to deliver on Barrick’s business plan for growth and long-term sustainability.

First, we seek to deliver projects of a short- to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick’s Tier One Gold Asset5 portfolio. Third, we work to optimize the value of our major undeveloped projects and finally, we seek to identify emerging opportunities early in their value chain and secure them, where appropriate.

The following section summarizes the exploration results from Q1 2025.

North America

Carlin, Nevada, USA

Continued expansion and drilling in North Leeville resulted in confirmation of the geologic model and validation of high-grade mineral controls. Indicated conversion drilling at Pete Bajo also saw positive results, with drilling providing additional refinement to the Pickett and Leeville fault block, defining small scale folds ponding high grade.

Results from mapping and road cuts for drill access continue to provide prospective indications of mineral systems extending +5km north of the Leeville deposits. While the extent of the target area is upper plate silliclastic stratigraphy, fertile structures and fold and fault patterns provide encouragement for lower plate target concepts in the area. The drilling of three deep framework holes beginning in Q2 will test for anomalism and prospective structural features in the carbonate host stratigraphy.

Adjacent to Gold Quarry in the covered Carlin Basin, assays from the second framework hole returned 104 meters of continuous gold anomalism in an east verging thrust package of repeated favorable lower plate carbonates. Within the thrust, anomalism was elevated along a steep east-dipping fault, a common high-grade setting in orebodies across the district. The basin remains largely untested, and anomalism remains open to the northeast and drilling will begin in Q2 2025 to define the extent of the target area.

Cortez, Nevada, USA

Building off 2024 Hanson results and interpretations, two target zones - Birch and El Rojo - have been defined within the imbricated thrust system. Birch is the focus for 2025, concentrating on the up-plunge growth potential by drilling from surface to ensure better intercept angles to properly define the ore body. The program commenced in early February completing three RC pre-collars and a partial core tail in Q1 2025.

At Swift, final assays were received for the second hole of the 2024 drill program. Additional zones of anomalous gold and associated Carlin-type geochemistry were encountered in the targeted structural corridor which expands the anomalous footprint 900 meters to the south. Faulting omitted the targeted favorable host rocks, but the early-stage framework drilling continues to provide valuable information guiding the interpretation of the controls to the widespread alteration and anomalous gold encountered at Swift to date. The 2025 drill program will be more focused on targeted drilling of favorable structural intersections to vector in on high-grade mineralization.

Turquoise Ridge, Nevada, USA

During the quarter, step-out drilling on the T4 target was initiated at Turquoise Ridge, testing an updated fold and thrust model with associated west-verging thrust faults to the east of the third shaft. Historic drilling and geochemical signatures mark the fertile structures, with drilling focused towards testing their intersecting fold hinges and favorable stratigraphy.

Several underground drilling programs are also underway at Turquoise Ridge confirming significant ore-controlling features along the FED and MBD mine areas with infill drilling. Drilling will advance to step-out holes during Q2.

Regional, USA

Barrick’s regional exploration team continues to identify opportunities and consolidate ground across the Western U.S. Fieldwork is in progress across the portfolio, supplemented by geophysical surveys as drill targets for large gold and copper systems are defined and advanced.

Patris, Quebec, Canada

Drill for till completed to cover the entire property along the two major deformations zone. Results are expected in Q2 2025, which will guide further exploration of the property.

Regional, Canada

Barrick’s exploration team continues to evaluate new opportunities across Canada. A recent generative exercise identified a number for new areas of interest in the Superior Province region that are being prioritized for follow-up work. Permitting is progressing at the Sturgeon Lake project in Ontario where it is expected that fieldwork will resume in Q3 and in the Abitibi, deep framework drilling through cover on an untested part of the main structure is in progress.

Latin America & Asia-Pacific

Pueblo Viejo, Dominican Republic

At Pueblo Viejo, a technical review of all geological information is progressing at the district scale. This work has so far defined seven new emerging areas of interest for epithermal gold mineralization. Follow up work delineating these areas is ongoing and we are aiming to have new drill ready targets during the second half of 2025.

Regional Exploration, Dominican Republic

At Restauracion District, located in the western Dominican Republic, four large areas with potential to host gold mineralization have now been defined (epithermal or porphyry) and two of these areas have been prioritized due to encouraging field observations. Focused geological work will continue, with an Induced Polarization geophysical survey planned to commence in Q2 2025. It is expected that drill-ready targets will be defined in the second half of 2025 and drilling will follow.

BARRICK FIRST QUARTER 2025	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Jamaica

Early-stage exploration activities continued under the earn-in agreement with Geophysx. Four camp-scale areas have been prioritized, with potential for gold epithermal or porphyry mineralization along the Cretaceous and Paleocene belts.

On the Cretaceous Belt, located in Central Jamaica, six undercover areas of interest are emerging, following the integration of Geophysx data and field reconnaissance.

At the Paleocene Belt, at the Shirley Castle camp, porphyry-type alteration and mineralization has been recognized with emerging targets being defined. Target delineation will continue, aiming to have drill-ready targets during the second half of 2025.

Veladero District, Argentina

The discovery of new ounces that add value to Veladero’s Life of Mine remains a priority. An accelerated exploration program is ongoing, including a district-scale review defining new epithermal gold targets.

Drilling is progressing at the Brujas and Argenta high-sulfidation gold targets. At the Brujas high sulfidation gold target, located 10 kilometers south of Veladero, a four hole drilling campaign is being executed, focusing on potential shallow gold mineralization.

At the Argenta block, located five kilometers south of Veladero, the integration of legacy results and information from the Argenta Pit led to the identification of four areas of interest and drilling has recently commenced.

Peru

Several consolidated areas of interest in Peru are being advanced with projects at various stages, from reconnaissance work to first-pass drilling, with a robust pipeline of targets.

The early-stage work across multiple belts is delivering results, with newly consolidated ground that has potential for high sulfidation epithermal gold deposits or Porphyry Copper deposits.

In the Libelula District, the first drilling campaign continues to test the epithermal gold targets and is expected to be completed during Q2 2025.

In the Ccoropuro copper-gold porphyry district in southern Peru, permitting is on track aiming to commence drilling in the second half of 2025.

Ecuador

Following Barrick’s successful participation in a public tender process conducted by ENAMI EP (the state-owned mining company of Ecuador) and the signing of a commercial framework agreement with ENAMI EP, the team is negotiating specific agreements, while continuing with community engagement.

Reko Diq, Pakistan12

Exploration activities at Reko Diq continue to progress positively, with a strong focus on enhancing the geological understanding of the district. A structural framework study is ongoing, in parallel with geological mapping at local- and district-scale on the priority areas. Concurrently, the team is reviewing the pipeline of projects that can have an earlier impact on Reko Diq’s Life of Mine, and prioritizing the activities on those.

A large-scale 3D Induced Polarization geophysical survey, covering over 60 square kilometers, is scheduled to commence in Q2 2025. The survey will encompass much of the mining lease area with all currently defined targets, including the Western Porphyries. This survey will later be used to fully characterize the known porphyries petrophysical response, supporting prioritization and ranking of both existing targets and those that may be identified later that are under thin cover.

As an encouraging early result of this work, the team identified Bukit Pasir copper and gold target as a high potential target. Bukit Pasir is located four kilometers north of the Western Porphyries and it is partially undercover. Through detailed mapping of trenches, the team recognized similarities with the H15 and H14 systems, (the core of the Western Porphyries), and potential for shallow and continuous mineralization. The first hole (RD001183) was completed in March, with a total depth of 1,035.98 meters. The hole intercepted 902 meters at 0.50% Cu and 0.19 g/t Au from 78 meters, including 556 meters at 0.60% Cu and 0.21 g/t Au from 366 meters. Primary copper sulfides, including chalcopyrite and bornite, were observed from depths as shallow as 30 meters. The second hole (RD001184A), located 200 meters north of RD001183, ended at 1,073.1 meters, also intercepted shallow mineralized rocks. Currently the team is drilling the third hole, located 300 meters north of RD001184A. These very encouraging early results demonstrate the significant potential for further upside within the Reko Diq mining lease. Additional drilling will be completed, aiming to understand the footprint and potential of the Bukit Pasir system, during Q2 and Q3 2025.

Porgera, Papua New Guinea

Drilling on the Wangima target continued, with over 9,600 meters of diamond drilling completed during Q1. Exploration activities over areas of interest located to the north of the Wangima drilling areas are ongoing, with encouraging results. A comprehensive review of all geological information is progressing at the Porgera district. The key objective of this program is to generate new exploration targets, with field programs including mapping and geochemical sampling to be undertaken in the second quarter.

Japan Gold Strategic Alliance, Japan

At Ebino, located near the world-class Hishikari low-sulfidation gold deposit, permitting activities are advancing as planned. Drilling of two defined low-sulfidation epithermal gold targets is scheduled to commence in Q2 2025.

At the Hakuryu area, located in the North of Japan, drilling began in April 2025 in a previously defined low sulfidation gold target.

Africa and Middle East

Senegal Exploration Portfolio

In Senegal, exploration programs have commenced in earnest on the three exploration licenses included in the agreement with Managem reported last quarter. Target delineation programs including geochemical sampling and geophysics are in progress, with initial observations including strong alteration along multiple subparallel mineralized corridors, supporting the prospectivity of the 820 square kilometer land package.

BARRICK FIRST QUARTER 2025	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Loulo-Gounkoto, Mali

A comprehensive geological review of the Loulo District has been completed, leading to the identification of several new exploration targets. This has also allowed for a re-prioritization of targets with the highest impact potential targets being the focus for resuming work once the temporary suspension of operations is lifted (refer to page 8 for further details.) Among these, the Baboto Complex stands out, demonstrating significant orebody potential.

Tongon, Côte D’Ivoire13

Drilling was carried out this quarter on several targets, aiming to provide near-term flexibility to Tongon. The results confirmed shallow, high-grade mineralization at Koro Safe and Nagra, indicating the potential to develop into valuable satellites with further drilling. At Koro Safe, drilling intersected mineralization within a 30 meter wide corridor, extending over 250 meters strike characterized by veining, hematite, and sericite alteration, with the higher grades concentrated along the contact between fine-grained sediment with andesite. Significant intersections include 15 meters at 5.02 g/t (SFAC026) and 6 meters at 9.96 g/t (SFAC029). At Nagra, drill results from three air core lines across a 500 meter portion of the host granitic intrusion confirmed a broad, anomalous mineralized system with several high-grade intersections, related to quartz vein stockworks in the granite, including 32 meters at 4.10 g/t, including 3 meters at 21.54 g/t (NGAC017) and 9 meters at 2.78 g/t including 6 meters at 3.53 g/t (NGAC010). Follow-up drilling is planned to delineate the size and extent of the defined stockwork system, which remains open to the north and at depth.

Kibali, DRC14

At ARK, an intensive drilling program is in progress aiming to deliver a high-grade multi-million ounce orebody four kilometers from the plant. Results to date have highlighted multiple new emerging mineralized shoots and significant extensions of the known systems down plunge and along strike with most of the mineralized shoots remaining open with widespread opportunities for additional discoveries. Significant results during Q1 include: RHGC2098: 20 meters at 5.74 g/t, RHGC2099: 14 meters at 5.32 g/t, RHGC2138:14 meters at 5.42 g/t.

At KCD, drilling is in progress targeting a 500 meter down-plunge extension of the mineralized system. The second hole is interpreted to have intersected the modelled extension of the 3000 lode (assays pending) representing a large scale extension of the mineralization which remains open laterally and along the plunge. Drilling will continue with additional holes planned to test core of the modelled extensions of the 3000, 5000 and 9000 lodes.

At Aindi Watsa, on the KZ-South structure, a follow-up drilling program has commenced to test the extension of high-grade zones previously intersected along the 1.8 kilometer long shear corridor. This program will assess the potential of Aindi Watsa to deliver an open pit satellite orebody south of the Kibali river and unlock the full 15+ kilometer strike of the KZ South Structure.

North Mara and Bulyanhulu, Tanzania

In Tanzania, preparations for the field season commencing in Q2 2025 have been a focus, with multiple key programs designed to generate and test high priority targets near the North Mara and Bulyanhulu operations as well as further afield in the highly prospective greenfield portfolio.

At North Mara, during Q1 2025, 10 permits (~90km2) were granted along the modelled strike extension of the Rama shear, the main controlling structure of the Rama deposit. Geological mapping has identified new structures with Rama-style silica-sericite-albite alteration, which will be explored for near-surface satellite potential. Additionally, at the Tagota complex, follow-up drilling is planned to commence in Q2 2025 to test multiple highly ranked opportunities within 15 kilometers of the plant.

On the Bulyanhulu Inlier, observations from framework drilling at Kalemero supports the potential for Bulyanhulu Reef 1 & 2 style geological settings, supporting the potential for discoveries within trucking distance to the plant. Follow-up drilling is planned to test priority targets in Q2 2025.

At Nzega and Siga, upon the conclusion of the rainy-season, intensive target delineation programs will commence to test below extensive post-mineral cover which has preserved the discovery potential for additional major gold deposits in the belt along multiple large scale mineralized structures.

Jabal Sayid, Kingdom of Saudi Arabia

At Jabal Sayid and the surrounding exploration licenses, deep penetrating ground electro-magnetics and high-resolution gravity surveys have commenced over the prospective corridors delineated last quarter to test for massive sulphide at depth below the limit of current drilling and airborne geophysical survey penetration. Targets generated will be ranked and drill tested late in Q2 2025. Additionally, deep diamond drilling is planned to commence this quarter beneath the known lodes at Jabal Sayid to test for repeating zones of mineralization along the controlling structures.

BARRICK FIRST QUARTER 2025	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Financial Results

Revenue

($ millions, except per oz/lb data in dollars)		For the three months ended

	3/31/25	12/31/24	3/31/24

Gold

000s oz sold[a]	751	965	910

000s oz produced[a]	758	1,080	940

Market price ($/oz)	2,860	2,663	2,070

Realized price ($/oz)[b]	2,898	2,657	2,075

Revenue	2,766	3,327	2,528

Copper

000s tonnes sold[a]	51	54	39

000s tonnes produced[a]	44	64	40

Market price ($/lb)	4.24	4.17	3.83

Realized price ($/lb)[b]	4.51	3.96	3.86

Revenue	304	260	163

Other sales	60	58	56

Total revenue	3,130	3,645	2,747

a.	On an attributable basis.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.

Q1 2025 compared to Q4 2024

In Q1 2025, gold revenues on a consolidated basis decreased by 17% compared to Q4 2024, as lower sales volumes were partially offset by a higher realized gold price1. The average market price for Q1 2025 was $2,860/ oz, representing an all-time high quarterly average and a 7% increase versus the $2,663/oz average in Q4 2024. During Q1 2025, the gold price ranged from $2,615/oz to an all-time nominal high of $3,128/oz (although this was surpassed subsequent to March 31), and closed the quarter at $3,115/oz. Gold prices in Q1 2025 continued to be volatile, impacted by economic and geopolitical concerns, especially related to potential trade disputes, and a decline in the value of the trade-weighted US dollar.

In Q1 2025, gold production on an attributable basis decreased by 30% compared to Q4 2024 mainly as a result of the temporary suspension of operations at Loulo-Gounkoto starting January 14, 2025 (refer to page 8 for further details). This was combined with lower production at Carlin mainly due to the planned shutdown that occurred at the Goldstrike roaster in the current quarter, and a decrease in grades mined and processed at Cortez as per the mine plan.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)

Q1 2025 compared to Q4 2024

In Q1 2025, copper revenues on a consolidated basis increased by 17% compared to Q4 2024, primarily due to a higher realized copper price1, partially offset by slightly lower sales volumes compared to Q4 2024. The average market price in Q1 2025 was $4.24/lb, representing a increase of 2% from the $4.17/lb average in Q4 2024. The realized copper price1 in Q1 2025 was higher than the market copper price due to the impact of positive provisional pricing adjustments, whereas a negative provisional pricing adjustment was recorded in Q4 2024. During Q1 2025, the copper price traded in a range of $3.98/lb to $4.61/lb, and closed the quarter at $4.39/lb. Copper prices in Q1 2025 were impacted by a decline in the trade-weighted USD dollar, concerns about the global economy resulting from global trade disputes, and demand forecasts in China, which is the world’s largest consumer of copper.

Attributable copper production in Q1 2025 was 20 thousand tonnes lower compared to Q4 2024 driven by lower grades processed and lower throughput at Lumwana, as per the mine plan.

Q1 2025 compared to Q1 2024

For Q1 2025, gold revenues on a consolidated basis increased by 9% compared to Q1 2024, primarily due to a higher realized gold price1, partially offset by lower sales volumes. The average market price for Q1 2025 was $2,860/oz versus $2,070/oz for Q1 2024.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)

Q1 2025 compared to Q1 2024

BARRICK FIRST QUARTER 2025	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

For Q1 2025, attributable gold production was 182 thousand ounces lower than Q1 2024, primarily due to the temporary suspension of operations at Loulo-Gounkoto, combined with lower production at Carlin resulting from the planned shutdown that occurred at the Goldstrike roaster, and at Cortez resulting from lower leach production due to a decrease in tonnes placed on the leach pad and lower oxide production driven by lower throughput and lower grades processed consistent with the planned mine sequence.

For Q1 2025, copper revenues on a consolidated basis increased by 87% compared to Q1 2024, due to increased sales volumes and a higher realized copper price1. In Q1 2025, the realized copper price1 was higher than the market copper price, as discussed above, consistent with Q1 2024.

Attributable copper production for Q1 2025 was 4 thousand tonnes higher than Q1 2024, mainly due to higher grades processed and higher recoveries at Lumwana.

Production Costs

($ millions, except per oz/lb data in dollars)		For the three months ended

	3/31/25	12/31/24	3/31/24

Gold

Site operating costs	1,097	1,246	1,241

Depreciation	342	424	407

Royalty expense	95	112	88

Mining and production taxes	23	22	16

Community relations	11	6	9

Cost of sales	1,568	1,810	1,761

COS ($/oz)[a]	1,629	1,428	1,425

TCC ($/oz)[b]	1,220	1,046	1,051

AISC ($/oz)[b]	1,775	1,451	1,474

Copper

Site operating costs	126	101	95

Depreciation	60	54	60

Royalty expense	21	22	12

Community relations	1	2	1

Cost of sales	208	179	168

COS ($/lb)[a]	2.92	2.62	3.20

C1 cash costs ($/lb)[b]	2.25	2.04	2.40

AISC ($/lb)[b]	3.06	3.07	3.59

a.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.

Q1 2025 compared to Q4 2024

In Q1 2025, gold cost of sales on a consolidated basis was 13% lower than Q4 2024, mainly due to lower sales volumes. Our 45% interest in Kibali and 24.5% interest in Porgera are equity accounted, and therefore each mine’s cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold COS/oz2 and TCC/oz1, includes our proportionate share of cost of sales at our equity method investees, and were 14% and 17% higher, respectively, than Q4 2024, mainly due to the impact of lower grades processed and lower throughput across most operations combined with higher maintenance costs at Carlin and Pueblo Viejo related to plant shutdown activity.

In Q1 2025, gold AISC/oz1, which also includes our proportionate share of equity method investees, increased by 22% compared to Q4 2024. This was primarily due to higher TCC/oz1, as explained above, combined with increased minesite sustaining capital expenditures1.

In Q1 2025, copper cost of sales on a consolidated basis was 16% higher than Q4 2024, mainly due to higher site operating costs. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper COS/lb2 and C1 cash costs/lb1, include our proportionate share of cost of sales at our equity method investees. Copper COS/lb2 and C1 cash costs/lb1 were 11% and 10% higher, respectively, compared to Q4 2024, primarily at Lumwana due to the impact of lower grades processed.

In Q1 2025, copper AISC/lb1, which also includes our proportionate share of equity method investees, was in line with Q4 2024, as a decrease in minesite sustaining capital expenditures1 was offset by the increase in C1 cash costs/lb1.

Q1 2025 compared to Q1 2024

For Q1 2025, gold cost of sales on a consolidated basis was 11% lower than Q1 2024, mainly due to lower sales volumes. As described above, our per ounce metrics, gold COS/oz2 and TCC/oz1, include our proportionate share of cost of sales at our equity method investees, and were 14% and 16% higher, respectively, compared to Q1 2024. This was mainly due to the impact of lower fixed cost dilution driven by lower throughput and to a lesser extent lower grades processed at a number of operations, combined with higher royalties associated with the higher realized gold price1.

For Q1 2025, gold AISC/oz1 was 20% higher than Q1 2024, primarily due to higher TCC/oz1, as described above, combined with higher minesite sustaining capital expenditures1 on a per ounce basis.

For Q1 2025, copper cost of sales on a consolidated basis was 24% higher than Q1 2024, primarily due to the impact of higher sales volumes. As described above, our per pound metrics, copper COS/lb2 and C1 cash costs/lb1, include our proportionate share of cost of sales at our equity method investees. Copper COS/lb2 and C1 cash costs/lb1 were 9% and 6% lower, respectively, compared to Q1 2024, due to higher grades processed at Lumwana, partially offset by higher royalties associated with the higher realized copper price1. Copper COS/lb2 was further impacted by lower depreciation per pound.

For Q1 2025, copper AISC/lb1 was 15% lower than Q1 2024, primarily reflecting lower C1 cash costs/lb1, as per above, combined with lower minesite sustaining capital expenditures1 resulting from lower capitalized stripping at Lumwana.

BARRICK FIRST QUARTER 2025	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

General and Administrative Expenses

($ millions)		For the three months ended

	3/31/25	12/31/24	3/31/24

Corporate administration	27	19	27

Share-based compensation[a]	15	(10)	1

General & administrative expenses	42	9	28

a.	Based on a US$19.04 share price as at March 31, 2025 (December 31, 2024: US$15.71 and March 31, 2024: US$15.63).

General and administrative expenses for the current period increased compared to the prior periods primarily as a result of higher share-based compensation expenses due to an increase in our share price during the current quarter compared to prior periods.

Exploration, Evaluation and Project Expenses

($ millions)		For the three months ended

	3/31/25	12/31/24	3/31/24

Global exploration and evaluation	27	37	24

Project costs:

Reko Diq	3	32	39

Other	19	19	19

Global exploration and evaluation and project expense	49	88	82

Minesite exploration and evaluation	5	8	13

Total exploration, evaluation and project expenses	54	96	95

Exploration, evaluation and project expenses for Q1 2025 decreased compared to both Q4 2024 and Q1 2025, driven by lower project costs at Reko Diq as the feasibility study was completed at the end of 2024 which resulted in the conversion of resources to mineral reserves and consequently costs are now capitalized consistent with our accounting policy.

Finance Costs, Net

($ millions)		For the three months ended

	3/31/25	12/31/24	3/31/24

Interest expense[a]	98	113	93

Accretion	23	22	21

Interest capitalized	(4)	(4)	(13)

Other finance costs	1	1	1

Finance income	(56)	(64)	(71)

Finance costs, net	62	68	31

a.

For Q1 2025, interest expense includes $8 million of non-cash interest expense relating to the Pueblo Viejo streaming agreement with Royal Gold Inc. (Q4 2024: $9 million; Q1 2024: $8 million). Interest expense also includes $4 million relating to finance costs in Argentina (Q4 2024: $18 million; Q1 2024: $nil).

In Q1 2025, finance costs, net decreased compared to Q4 2024 mainly due to lower interest expense due to decreased finance costs in Argentina associated with cash repatriation, partially offset by lower finance income.

For Q1 2025, finance costs, net increased by $31 million compared to Q1 2024, primarily due to lower finance income and interest capitalized.

Additional Statement of Income Items

($ millions)		For the three months ended

	3/31/25	12/31/24	3/31/24

Impairment charges	4	(477)	17

Loss on currency translation	2	18	12

Closed mine rehabilitation	19	11	(2)

Other expense	170	71	17

Impairment Charges

In Q1 2025, net impairment charges were $4 million, compared to reversals of $477 million in Q4 2024 and charges of $17 million in Q1 2024. There were no significant impairment charges or reversals in Q1 2025 nor Q1 2024. The net impairment reversals in Q4 2024 relate to non-current asset impairment reversals of $655 million at Lumwana as a result of the inclusion of the Super Pit Expansion in the LOM plan and higher copper prices, and $437 million at Veladero, reflecting higher gold prices, extended mine life and lower country risk. Offsetting these reversals, we recognized a goodwill impairment of $484 million at Loulo-Gounkoto in Q4 2024.

Loss on Currency Translation

Loss on currency translation in Q1 2025 was $2 million compared to $18 million in Q4 2024 and $12 million in Q1 2024. The loss in Q1 2025 mainly relates to the devaluation of the Tanzanian shilling, partially offset by the appreciation of the Chilean peso and the West African CFA, while the losses in both Q4 2024 and Q1 2024 mainly relate to the devaluation of the Chilean peso. Currency fluctuations result in a revaluation of our local currency denominated VAT receivables and local currency denominated payable balances.

Closed Mine Rehabilitation

Closed mine rehabilitation expense in Q1 2025 was $19 million, mainly due to a decrease in the market real risk-free rate used to discount the closure provision. This compares to $11 million in Q4 2024 resulting from higher closure cost estimates at various closure sites, partially offset by an increase in the market real risk-free rate, and to a gain of $2 million in Q1 2024 mainly due to a slight increase in the market real risk-free rate.

Other Expense

Other expense in Q1 2025 was $170 million, mainly due to the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc. (refer to note 16 of the Financial Statements for further details), combined with reduced operations costs at Loulo-Gounkoto (refer to page 8 for further details). This compares to other expense of $71 million in Q4 2024, which mainly related to the $84 million payment to the Government of Mali to advance negotiations and the $60 million customs and royalty settlement at Tongon, partially offset by the insurance proceeds received in relation to the claim for the 2023 conveyor failure at Pueblo Viejo and the gain on sale of miscellaneous non-current assets. There were no significant other expense/income items in Q1 2024.

For a further breakdown of other expense, refer to note 9 to the Financial Statements.

BARRICK FIRST QUARTER 2025	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Income Tax Expense

Income tax expense was $278 million in Q1 2025. The unadjusted effective income tax rate in Q1 2025 was 26% of income before income taxes.

The underlying effective income tax rate on ordinary income in Q1 2025 was 26% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of net impairment charges; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc.; the impact of Loulo-Gounkoto’s reduced operations costs; and the impact of other expense adjustments.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations of our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 10 of the Financial Statements.

Withholding Taxes

In Q1 2025, we recorded $20 million of dividend withholding taxes related to the undistributed and distributed earnings of our subsidiaries in the United States and Tanzania.

OECD Pillar Two model rules

We have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Our review of Pillar Two for the current year, based on the OECD’s Transitional Safe Harbour rules as implemented in the Global Minimum Tax Act in Canada, has not identified any material amounts to be accrued for Q1 2025. As the law is evolving, both in Canada and elsewhere, we will continue to monitor the impact of this legislation.

BARRICK FIRST QUARTER 2025	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 3/31/25	As at 12/31/24

Total cash and equivalents	4,104	4,074

Current assets	3,898	3,558

Non-current assets	40,140	39,994

Total Assets	48,142	47,626

Current liabilities excluding short-term debt	2,763	2,618

Non-current liabilities excluding long-term debt[a]	7,088	7,023

Debt (current and long-term)	4,727	4,729

Total Liabilities	14,578	14,370

Total shareholders’ equity	24,450	24,290

Non-controlling interests	9,114	8,966

Total Equity	33,564	33,256

Total common shares outstanding (millions of shares)[b]	1,719	1,727

Debt, net of cash	623	655

Key Financial Ratios:

Current ratio[c]	2.80:1	2.89:1
Debt-to-equity[d]	0.14:1	0.14:1

Net leverage[e]	0.1:1	0.1:1

a.	Non-current financial liabilities as at March 31, 2025 were $5,229 million (December 31, 2024: $5,215 million).
b.	As of April 29, 2025, the number of common shares outstanding is 1,719,458,060.
c.	Represents current assets divided by current liabilities (including short-term debt) as at March 31, 2025 and December 31, 2024.
d.	Represents debt divided by total shareholders’ equity (including minority interest) as at March 31, 2025 and December 31, 2024.
e.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.

Balance Sheet Review

Total assets were $48.1 billion as at March 31, 2025, slightly higher than total assets as at December 31, 2024.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and equity method investments, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions and creation of joint ventures with other mining companies. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, as well as cash and equivalents.

Total liabilities at March 31, 2025 were $14.6 billion, slightly higher than total liabilities at December 31, 2024. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable.

Financial Position and Liquidity

We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, environmental rehabilitation, securities buybacks and dividends.

Total cash and cash equivalents as at March 31, 2025 were $4.1 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at NGM) and shareholders’ equity. As at March 31, 2025, our total debt was $4.7 billion (debt, net of cash and equivalents was $623 million) and our debt-to-equity ratio was 0.14:1. This compares to total debt as at December 31, 2024 of $4.7 billion (debt, net of cash and equivalents was $655 million), and a debt-to-equity ratio of 0.14:1.

Uses of cash for the remainder of 2025 include capital commitments of $740 million, and we expect to incur attributable minesite sustaining1 and project capital expenditures1 of approximately $2,500 to $3,000 million during the remainder of the year, based on our annual guidance range on page 9. For the remainder of 2025, we have contractual obligations and commitments of $923 million for supplies and consumables. In addition, we have $267 million in interest payments and other amounts as detailed in the table on page 36. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as our existing cash balances as necessary. As previously disclosed, we have authorized a share buyback program, where we may purchase up to $1 billion of Barrick shares. As at March 31, 2025, we have purchased $143 million of shares under this program.

We also have a performance dividend policy that enhances shareholder returns when the Company’s liquidity is strong. In addition to our base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on our balance sheet at the end of each quarter as per the schedule below.

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend
Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share
Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share
Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share
Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

BARRICK FIRST QUARTER 2025	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market price of gold and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include portfolio optimization; issuance of equity or long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The revolving Credit Facility incorporates sustainability-linked metrics and are made up of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 GHG emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR3. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. The key financial covenant in our undrawn Credit Facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.02:1 as at March 31, 2025 (0.02:1 as at December 31, 2024).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended

	3/31/25	12/31/24	3/31/24

Net cash provided by operating activities	1,212	1,392	760

Investing activities

Capital expenditures	(837)	(891)	(728)

Funding of equity method investments	0	(4)	(44)

Dividends received from equity method investments	38	71	47

Shareholder loan repayments from equity method investments	60	16	45

Investment sales	0	20	0

Other	0	10	0

Total investing outflows	(739)	(778)	(680)

Net change in debt[a]	(3)	(3)	(3)

Dividends[b]	(172)	(172)	(175)

Net disbursements to non-controlling interests	(125)	(291)	(99)

Share buyback program	(143)	(354)	0

Other	4	58	(7)

Total financing outflows	(439)	(762)	(284)

Effect of exchange rate	0	(3)	(2)

Increase (decrease) in cash and equivalents	34	(151)	(206)

a.

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

b.	For Q1 2025, we declared and paid dividends per share in US dollars totaling $0.10 (Q4 2024: declared and paid $0.10; Q1 2024: declared and paid $0.10).

Q1 2025 compared to Q4 2024

In Q1 2025, we generated $1,212 million in operating cash flow, compared to $1,392 million in Q4 2024. The decrease of $180 million was primarily due to lower gold sales volumes and higher gold TCC/oz1, partially offset by higher realized gold and copper prices1. Operating cash flow was further impacted by an unfavorable movement in working capital, mainly in inventory, VAT receivable and accounts payable. These results were partially offset by a decrease in cash taxes paid and lower interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in the second and fourth quarters.

Cash outflows from investing activities in Q1 2025 were $739 million, compared to $778 million in Q4 2024. The decreased outflow of $39 million was primarily due to lower project capital expenditures1 mainly at Lumwana as a substantial amount of down payments were made on long lead items in Q4 2024, partially offset by increased minesite sustaining capital expenditures1, mainly at Carlin resulting from higher capitalized stripping. Investing cash flow was further impacted by higher shareholder loan repayments made by equity method investments (in particular Kibali), partially offset by lower cash dividends received from equity method investments, primarily Kibali.

Net financing cash outflows for Q1 2025 amounted to $439 million, compared to $762 million in Q4 2024. The decrease of $323 million is primarily due to lower repurchases of shares under our share buyback program compared to Q4 2024, combined with lower net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in NGM.

Q1 2025 compared to Q1 2024

In Q1 2025, we generated $1,212 million in operating cash flow, compared to $760 million in Q1 2024. The increase of $452 million was primarily due to higher realized gold and copper prices1, and lower copper C1 cash costs/lb1. This was partially offset by lower gold sales volumes and higher gold TCC/oz1. These results were combined with a favorable movement in working capital, mainly in accounts payable and other current liabilities.

Cash outflows from investing activities in Q1 2025 were $739 million compared to $680 million in Q1 2024. The increase of $59 million was primarily due to higher capital expenditures driven by increased project capital expenditures1, mainly related to costs being capitalized at Reko Diq as the feasibility study was completed in Q4 2024. The increase in cash outflows from investing activities was partially offset by the funding made to Porgera in Q1 2024.

Net financing cash outflows for Q1 2025 amounted to $439 million compared to $284 million in Q1 2024. The increase of $155 million is primarily due to the repurchase of shares under our share buyback program in Q1 2025.

BARRICK FIRST QUARTER 2025	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 16 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 3/31/25

	2025	2026	2027	2028	2029	2030 and thereafter	Total

Debt[a]

Repayment of principal	12	47	0	0	0	4,631	4,690

Capital leases	10	12	11	7	5	12	57

Interest	267	283	280	279	278	2,660	4,047

Provisions for environmental rehabilitation[b]	170	139	105	152	126	1,935	2,627

Restricted share units	9	17	1	0	0	0	27

Pension benefits and other post-retirement benefits	4	5	4	4	4	62	83

Purchase obligations for supplies and consumables[c]	923	279	255	167	154	57	1,835

Capital commitments[d]	740	69	0	0	0	0	809

Social development costs[e]	49	30	8	4	4	59	154

Other obligations[f]	37	68	62	62	70	497	796

Total	2,221	949	726	675	641	9,913	15,125

[a].

Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at March 31, 2025. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[b].	Provisions for environmental rehabilitation: Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of environmental rehabilitation.
[c].	Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[d].	Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[e].	Social development costs: Includes a commitment of $14 million in 2030 and thereafter, related to the funding of a power transmission line in Argentina.
f.

Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp. due in 2039, and minimum royalty payments.

BARRICK FIRST QUARTER 2025	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Quarterly Results

Quarterly Informationa

($ millions, except where indicated)	2025	2024	2024	2024	2024	2023	2023	2023

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	3,130	3,645	3,368	3,162	2,747	3,059	2,862	2,833

Realized price/oz – gold[b]	2,898	2,657	2,494	2,344	2,075	1,986	1,928	1,972

Realized price/lb – copper[b]	4.51	3.96	4.27	4.53	3.86	3.78	3.78	3.70

Cost of sales	1,785	1,995	2,051	1,979	1,936	2,139	1,915	1,937

Net earnings	474	996	483	370	295	479	368	305

Per share (dollars)[c]	0.27	0.57	0.28	0.21	0.17	0.27	0.21	0.17

Adjusted net earnings[b]	603	794	529	557	333	466	418	336

Per share (dollars)[b,c]	0.35	0.46	0.30	0.32	0.19	0.27	0.24	0.19

Operating cash flow	1,212	1,392	1,180	1,159	760	997	1,127	832

Consolidated capital expenditures[d]	837	891	736	819	728	861	768	769

Free cash flow[b]	375	501	444	340	32	136	359	63

[a].	Sum of all the quarters may not add up to the annual total due to rounding.
[b].	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.
[c].	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[d].	Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets5. This, combined with ongoing strength in gold and copper prices, has resulted in strong operating cash flows over the past several quarters. The positive operating cash flow generated has allowed us to continue to reinvest in our business including our key growth projects, maintain a strong balance sheet and increase returns to shareholders.

In addition to the strength in metal prices, net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings1. In Q4 2024, we recorded non-current asset impairment reversals of $655 million at Lumwana and $437 million at Veladero. In addition, we recorded a goodwill impairment of $484 million related to Loulo-Gounkoto. In Q2 2024, we recorded a provision following the proposed settlement of the Zaldívar Tax Assessments in Chile (refer to note 16 of the Financial Statements). In Q4 2023, we recorded a gain of $352 million as the conditions for the reopening of the Porgera mine were completed on December 22, 2023. In addition, we recorded a long-lived asset impairment of $280 million at Long Canyon.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2024 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK FIRST QUARTER 2025	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS. Our material accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

∎	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
∎	Acquisition/disposition gains/losses;
∎	Foreign currency translation gains/losses;
∎	Significant tax adjustments;
∎	Other items that are not indicative of the underlying operating performance of our core mining business; and
∎	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/ disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK FIRST QUARTER 2025	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended

	3/31/25	12/31/24	3/31/24

Net earnings attributable to equity holders of the Company	474	996	295

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	4	(477)	17

Acquisition/disposition gains	0	(17)	(1)

Loss on currency translation	2	18	12

Significant tax adjustments[b]	(15)	1	29

Other expense (income) adjustments[c]	173	113	(9)

Non-controlling interest[d]	(11)	(159)	(4)

Tax effect[d]	(24)	319	(6)

Adjusted net earnings	603	794	333

Net earnings per share[e]	0.27	0.57	0.17

Adjusted net earnings per share[e]	0.35	0.46	0.19

a.

There were no significant impairment charges or reversals in Q1 2025. The net impairment charges for Q4 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto.

b.

For Q1 2025, significant tax adjustments include the re-measurement of deferred tax balances. Significant tax adjustments in Q1 2024 primarily relate to the re-measurement and de-recognition of deferred tax assets.

c.

For Q1 2025, other expense adjustments mainly relate to the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc., combined with reduced operations costs at Loulo-Gounkoto. Other adjustments in Q4 2024 primarily relate to a payment to the Government of Mali to advance negotiations and a customs and royalty settlement at Tongon.

d.	Non-controlling interest and tax effect for Q1 2025 primarily relates to other expense adjustments.
e.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended

	3/31/25	12/31/24	3/31/24

Net cash provided by operating activities	1,212	1,392	760

Capital expenditures	(837)	(891)	(728)

Consolidated free cash flow	375	501	32

Free cash flow applicable to equity investees	156	309	63

Non-controlling interests	(120)	(305)	(98)

Attributable free cash flow	411	505	(3)

Capital Expenditures

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC/ oz.

Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK FIRST QUARTER 2025	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of the Classification of Capital Expenditures

($ millions)	For the three months ended

	3/31/25	12/31/24	3/31/24

Minesite sustaining capital expenditures	564	525	550

Project capital expenditures	269	362	165

Capitalized interest	4	4	13

Total consolidated capital expenditures	837	891	728

Total cash costs per ounce, All-in sustaining costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

TCC/oz and AISC/oz are non-GAAP financial measures which are calculated based on the definition published by the WGC (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick. The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis.

TCC start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. AISC start with TCC and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

We believe that our use of TCC and AISC will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

TCC/oz and AISC/oz are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs/lb and AISC/lb are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs/lb enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs/lb excludes royalties and non-routine charges as they are not direct production costs. AISC/lb is similar to the gold AISC metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. AISC/lb includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK FIRST QUARTER 2025	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

($ millions, except per oz information in dollars)		For the three months ended

	Footnote	3/31/25	12/31/24	3/31/24

COS applicable to gold production		1,568	1,810	1,761

Depreciation		(342)	(424)	(407)

Total cash costs applicable to equity method investments		109	90	56

By-product credits		(60)	(58)	(56)

Non-recurring items	a	0	0	0

Other	b	5	4	2

Non-controlling interests	c	(364)	(413)	(400)

Total cash costs		916	1,009	956

General & administrative costs		42	9	28

Minesite exploration and evaluation costs	d	5	8	13

Minesite sustaining capital expenditures	e	564	525	550

Sustaining leases		8	7	6

Rehabilitation - accretion and amortization (operating sites)	f	17	15	17

Non-controlling interest, copper operations and other	g	(217)	(173)	(224)

All-in sustaining costs		1,335	1,400	1,346

Ounces sold - attributable basis (koz)	h	751	965	910

COS/oz	i,j	1,629	1,428	1,425

TCC/oz	j	1,220	1,046	1,051

TCC/oz (on a co-product basis)	j,k	1,273	1,086	1,093

AISC/oz	j	1,775	1,451	1,474

AISC/oz (on a co-product basis)	j,k	1,828	1,491	1,516

a.	Non-recurring items - These costs are not indicative of our cost of production and have been excluded from the calculation of TCC.

b.	Other - Other adjustments mainly relate to treatment and refinement charges.

c.	Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $487 million for Q1 2025 (Q4 2024: $559 million; Q1 2024: $542 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 5 to the Financial Statements for further information.

d.	Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if they support current mine operations and project if they relate to future projects. Refer to page 32 of this MD&A.

e.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

f.	Rehabilitation—accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations - Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. The impact is summarized as the following:

($ millions)		For the three months ended

Non-controlling interest, copper operations and other	3/31/25	12/31/24	3/31/24

General & administrative costs	(6)	3	(4)

Minesite exploration and evaluation expenses	0	(2)	(2)

Rehabilitation - accretion and amortization (operating sites)	(5)	(5)	(5)

Minesite sustaining capital expenditures	(206)	(169)	(213)

All-in sustaining costs total	(217)	(173)	(224)

h.	Ounces sold - attributable basis - Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

i.	COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs/oz TCC/oz and AISC/oz presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended

	3/31/25	12/31/24	3/31/24

By-product credits	60	58	56

Non-controlling interest	(20)	(19)	(18)

By-product credits (net of non-controlling interest)	40	39	38

BARRICK FIRST QUARTER 2025	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis, by operating segment

($ millions, except per oz information in dollars)						For the three months ended 3/31/25

	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	North America

COS applicable to gold production		401	241	203	79	925	67	992

Depreciation		(62)	(57)	(47)	(17)	(183)	(10)	(193)

By-product credits		(2)	(1)	(1)	(33)	(37)	0	(37)

Non-recurring items	c	0	0	0	0	0	0	0

Other	d	0	0	0	6	6	0	6

Non-controlling interests		(130)	(70)	(60)	(13)	(273)	0	(273)

Total cash costs		207	113	95	22	438	57	495

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	1	1	0	0	3	0	3

Minesite sustaining capital expenditures	f	253	52	22	10	340	8	348

Sustaining capital leases		0	0	0	0	0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	3	4	1	2	10	0	10

Non-controlling interests		(99)	(22)	(9)	(5)	(136)	0	(136)

All-in sustaining costs		365	148	109	29	655	66	721

Ounces sold - attributable basis (koz)		142	96	78	29	345	39	384

COS/oz	h,i	1,720	1,541	1,605	1,686	1,643	1,730	1,652

TCC/oz	i	1,459	1,172	1,227	747	1,269	1,458	1,288

TCC/oz (on a co-product basis)	i,j	1,466	1,176	1,234	1,329	1,323	1,468	1,338

AISC/oz	i	2,570	1,536	1,408	1,012	1,899	1,692	1,878

AISC/oz (on a co-product basis)	i,j	2,577	1,540	1,415	1,594	1,953	1,702	1,928

($ millions, except per oz information in dollars)			For the three months ended 3/31/25

	Footnote	Pueblo Viejo	Veladero	Porgera	Latin America & Asia Pacific

COS applicable to gold production		237	79	36	352

Depreciation		(75)	(25)	(7)	(107)

By-product credits		(12)	(1)	0	(13)

Non-recurring items	c	0	0	0	0

Other	d	0	0	0	0

Non-controlling interests		(60)	0	0	(60)

Total cash costs		90	53	29	172

General & administrative costs		0	0	0	0

Minesite exploration and evaluation costs	e	0	1	0	1

Minesite sustaining capital expenditures	f	59	33	6	98

Sustaining capital leases		0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	1	1	0	2

Non-controlling interests		(23)	0	0	(23)

All-in sustaining costs		127	88	35	250

Ounces sold - attributable basis (koz)		76	68	21	165

COS/oz	h,i	1,863	1,141	1,675	1,539

TCC/oz	i	1,189	753	1,336	1,027

TCC/oz (on a co-product basis)	i,j	1,280	773	1,346	1,078

AISC/oz	i	1,668	1,271	1,684	1,505

AISC/oz (on a co-product basis)	i,j	1,759	1,291	1,694	1,556

BARRICK FIRST QUARTER 2025	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)					For the three months ended 3/31/25
	Footnote	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
COS applicable to gold production		—	113	102	70	77	362

Depreciation		—	(32)	(21)	(6)	(16)	(75)

By-product credits		—	0	(1)	0	(7)	(8)

Non-recurring items	c	—	0	0	0	0	0

Other	d	—	0	0	0	1	1

Non-controlling interests		—	0	(13)	(7)	(9)	(29)

Total cash costs		—	81	67	57	46	251

General & administrative costs		—	0	0	0	0	0

Minesite exploration and evaluation costs	e	—	0	0	0	0	0

Minesite sustaining capital expenditures	f	—	12	21	3	28	64

Sustaining capital leases		—	2	0	0	0	2

Rehabilitation - accretion and amortization (operating sites)	g	—	0	1	2	0	3

Non-controlling interests		—	0	(3)	0	(5)	(8)

All-in sustaining costs		—	95	86	62	69	312

Ounces sold - attributable basis (koz)		—	67	68	29	38	202

COS/oz	h,i	—	1,691	1,257	2,154	1,714	1,639

TCC/oz	i	—	1,212	986	1,971	1,212	1,244

TCC/oz (on a co-product basis)	i,j	—	1,219	999	1,975	1,350	1,277

AISC/oz	i	—	1,426	1,258	2,144	1,831	1,602

AISC/oz (on a co-product basis)	i,j	—	1,433	1,271	2,148	1,969	1,635

($ millions, except per oz information in dollars)						For the three months ended 12/31/24
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
COS applicable to gold production		451	274	215	97	1,039	66	1,105

Depreciation		(75)	(66)	(54)	(19)	(215)	(11)	(226)

By-product credits		(1)	(1)	(1)	(35)	(38)	0	(38)

Non-recurring items	c	0	0	0	0	0	0	0

Other	d	(1)	0	0	6	5	0	5

Non-controlling interests		(144)	(80)	(61)	(19)	(304)	0	(304)

Total cash costs		230	127	99	30	487	55	542

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	3	2	1	1	8	0	8

Minesite sustaining capital expenditures	f	120	65	20	11	218	7	225

Sustaining capital leases		0	0	0	0	0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	1	5	1	2	9	0	9

Non-controlling interests		(48)	(28)	(9)	(5)	(91)	0	(91)

All-in sustaining costs		306	171	112	39	631	63	694

Ounces sold - attributable basis (koz)		185	120	89	41	435	38	473

COS/oz	h,i	1,489	1,405	1,491	1,474	1,468	1,754	1,491

TCC/oz	i	1,240	1,064	1,107	752	1,121	1,475	1,149

TCC/oz (on a co-product basis)	i,j	1,245	1,068	1,113	1,182	1,165	1,483	1,191

AISC/oz	i	1,657	1,431	1,260	956	1,453	1,689	1,473

AISC/oz (on a co-product basis)	i,j	1,662	1,435	1,266	1,386	1,497	1,697	1,515

BARRICK FIRST QUARTER 2025	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)			For the three months ended 12/31/24
	Footnote	Pueblo Viejo	Veladero	Porgera	Latin America & Asia Pacific
COS applicable to gold production		266	107	26	399

Depreciation		(92)	(28)	(10)	(130)

By-product credits		(11)	(3)	0	(14)

Non-recurring items	c	0	0	0	0

Other	d	0	0	0	0

Non-controlling interests		(65)	0	0	(65)

Total cash costs		98	76	16	190

General & administrative costs		0	0	0	0

Minesite exploration and evaluation costs	e	0	1	1	2

Minesite sustaining capital expenditures	f	45	32	18	95

Sustaining capital leases		0	1	1	2

Rehabilitation - accretion and amortization (operating sites)	g	1	1	0	2

Non-controlling interests		(18)	0	0	(18)

All-in sustaining costs		126	111	36	273

Ounces sold - attributable basis (koz)		94	91	12	197

COS/oz	h,i	1,679	1,151	2,127	1,459

TCC/oz	i	1,030	828	1,322	954

TCC/oz (on a co-product basis)	i,j	1,101	855	1,332	1,001

AISC/oz	i	1,325	1,191	2,967	1,362

AISC/oz (on a co-product basis)	i,j	1,396	1,218	2,977	1,409

($ millions, except per oz information in dollars)					For the three months ended 12/31/24
	Footnote	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
COS applicable to gold production		82	111	107	56	78	434

Depreciation		(28)	(35)	(24)	(8)	(16)	(111)

By-product credits		0	(1)	(1)	0	(7)	(9)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	1	1

Non-controlling interests		(11)	0	(13)	(5)	(9)	(38)

Total cash costs		43	75	69	43	47	277

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0	0

Minesite sustaining capital expenditures	f	71	15	33	8	22	149

Sustaining capital leases		2	3	0	0	0	5

Rehabilitation - accretion and amortization (operating sites)	g	(2)	0	1	2	0	1

Non-controlling interests		(14)	0	(5)	(1)	(4)	(24)

All-in sustaining costs		100	93	98	52	65	408

Ounces sold - attributable basis (koz)		47	79	89	36	44	295

COS/oz	h,i	1,397	1,413	1,018	1,405	1,505	1,303

TCC/oz	i	923	966	771	1,198	1,072	944

TCC/oz (on a co-product basis)	i,j	925	971	785	1,201	1,184	967

AISC/oz	i	2,136	1,182	1,098	1,460	1,489	1,389

AISC/oz (on a co-product basis)	i,j	2,138	1,187	1,112	1,463	1,601	1,412

BARRICK FIRST QUARTER 2025	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)						For the three months ended 3/31/24

	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	North America

COS applicable to gold production		468	261	174	88	991	65	1,056

Depreciation		(83)	(75)	(37)	(18)	(213)	(9)	(222)

By-product credits		(1)	(1)	0	(34)	(36)	0	(36)

Non-recurring items	c	0	0	0	0	0	0	0

Other	d	(5)	0	0	6	1	0	1

Non-controlling interests		(146)	(71)	(53)	(15)	(285)	0	(285)

Total cash costs		233	114	84	27	458	56	514

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	3	1	1	1	6	0	6

Minesite sustaining capital expenditures	f	183	72	27	6	295	10	305

Sustaining capital leases		0	0	0	1	1	0	1

Rehabilitation - accretion and amortization (operating sites)	g	3	4	1	1	9	0	9

Non-controlling interests		(73)	(30)	(11)	(4)	(120)	0	(120)

All-in sustaining costs		349	161	102	32	649	66	715

Ounces sold - attributable basis (koz)		207	121	62	34	424	38	462

COS/oz	h,i	1,371	1,329	1,733	1,595	1,431	1,715	1,454

TCC/oz	i	1,127	946	1,359	767	1,081	1,476	1,114

TCC/oz (on a co-product basis)	i,j	1,129	949	1,363	1,272	1,123	1,484	1,154

AISC/oz	i	1,687	1,341	1,655	944	1,536	1,754	1,554

AISC/oz (on a co-product basis)	i,j	1,689	1,344	1,659	1,449	1,578	1,762	1,594

($ millions, except per oz information in dollars)			For the three months ended 3/31/24

	Footnote	Pueblo Viejo	Veladero	Porgera	Latin America & Asia Pacific

COS applicable to gold production		210	45	—	255

Depreciation		(62)	(11)	—	(73)

By-product credits		(10)	(1)	—	(11)

Non-recurring items	c	0	0	—	0

Other	d	0	0	—	0

Non-controlling interests		(55)	0	—	(55)

Total cash costs		83	33	—	116

General & administrative costs		0	0	—	0

Minesite exploration and evaluation costs	e	0	3	—	3

Minesite sustaining capital expenditures	f	42	21	—	63

Sustaining capital leases		0	0	—	0

Rehabilitation - accretion and amortization (operating sites)	g	1	0	—	1

Non-controlling interests		(17)	0	—	(17)

All-in sustaining costs		109	57	—	166

Ounces sold - attributable basis (koz)		82	33	—	115

COS/oz	h,i	1,527	1,322	—	1,480

TCC/oz	i	1,013	961	—	1,000

TCC/oz (on a co-product basis)	i,j	1,075	1,000	—	1,055

AISC/oz	i	1,334	1,664	—	1,437

AISC/oz (on a co-product basis)	i,j	1,396	1,703	—	1,492

BARRICK FIRST QUARTER 2025	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)					For the three months ended 3/31/24

	Footnote	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East

COS applicable to gold production		206	86	92	73	71	528

Depreciation		(67)	(28)	(18)	(10)	(15)	(138)

By-product credits		0	0	0	0	(6)	(6)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	0	0

Non-controlling interests		(28)	0	(12)	(6)	(8)	(54)

Total cash costs		111	58	62	57	42	330

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0	0

Minesite sustaining capital expenditures	f	50	15	22	2	21	110

Sustaining capital leases		0	2	0	0	0	2

Rehabilitation - accretion and amortization (operating sites)	g	1	0	1	4	0	6

Non-controlling interests		(10)	0	(4)	(1)	(3)	(18)

All-in sustaining costs		152	75	81	62	60	430

Ounces sold - attributable basis (koz)		140	72	46	35	40	333

COS/oz	h,i	1,177	1,200	1,678	1,887	1,479	1,362

TCC/oz	i	794	802	1,339	1,630	1,044	989

TCC/oz (on a co-product basis)	i,j	794	807	1,346	1,636	1,161	1,006

AISC/oz	i	1,092	1,048	1,753	1,773	1,485	1,293

AISC/oz (on a co-product basis)	i,j	1,092	1,053	1,760	1,779	1,602	1,310

a.	Includes Goldrush.

b.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge and Phoenix.

c.	Non-recurring items - These costs are not indicative of our cost of production and have been excluded from the calculation of TCC.

d.	Other - Other adjustments at Carlin include the removal of TCC and by-product credits associated with Emigrant, which is producing incidental ounces.

e.

Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 32 of this MD&A.

f.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

g.

Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.

COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

j.	Co-product costs/oz - TCC/oz and AISC/oz presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)					For the three months ended 3/31/25

	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	Pueblo Viejo

By-product credits	2	1	1	33	37	0	12

Non-controlling interest	(1)	(1)	0	(13)	(15)	0	(5)

By-product credits (net of non-controlling interest)	1	0	1	20	22	0	7

($ millions)					For the three months ended 3/31/25

	Veladero	Porgera	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	1	0	0	0	1	0	7

Non-controlling interest	0	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	1	0	0	0	1	0	6

($ millions)					For the three months ended 12/31/24

	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	Pueblo Viejo

By-product credits	1	1	1	35	38	0	11

Non-controlling interest	0	0	0	(14)	(14)	0	(4)

By-product credits (net of non-controlling interest)	1	1	1	21	24	0	7

BARRICK FIRST QUARTER 2025	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)					For the three months ended 12/31/24

	Veladero	Porgera	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	3	0	0	1	1	0	7

Non-controlling interest	0	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	3	0	0	1	1	0	6

($ millions)					For the three months ended 3/31/24

	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	Pueblo Viejo

By-product credits	1	1	0	34	36	0	10

Non-controlling interest	0	0	0	(13)	(13)	0	(4)

By-product credits (net of non-controlling interest)	1	1	0	21	23	0	6

($ millions)					For the three months ended 3/31/24

	Veladero	Porgera	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	1	0	0	0	0	0	6

Non-controlling interest	0	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	1	0	0	0	0	0	5

k.	As a result of temporary suspension of operations at Loulo-Gounkoto starting January 14, 2025, no per ounce data is provided.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per lb information in dollars)		For the three months ended

	3/31/25	12/31/24	3/31/24

Cost of sales	208	179	168

Depreciation/amortization	(60)	(54)	(60)

Treatment and refinement charges	42	51	34

C1 cash costs applicable to equity method investments	90	103	82

Less: royalties	(21)	(22)	(12)

By-product credits	(5)	(11)	(5)

C1 cash costs	254	246	207

General & administrative costs	8	2	4

Rehabilitation - accretion and amortization	1	3	2

Royalties	21	22	12

Minesite exploration and evaluation costs	2	2	0

Minesite sustaining capital expenditures	57	91	83

Sustaining leases	3	4	1

All-in sustaining costs	346	370	309

Tonnes sold - attributable basis (Kt)	51	54	39

Pounds sold - attributable basis (Mlb)	113	121	86

COS/lba,b	2.92	2.62	3.20

C1 cash costs/lba	2.25	2.04	2.40

AISC/lba	3.06	3.07	3.59

a.	COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2025	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating segment

($ millions, except per lb information in dollars)							For the three months ended

	3/31/25			12/31/24			3/31/24

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	88	208	33	101	177	37	82	168	26

Depreciation/amortization	(24)	(60)	(7)	(27)	(54)	(8)	(21)	(60)	(5)

Treatment and refinement charges	0	39	3	0	47	4	0	28	6

Less: royalties	0	(21)	0	0	(22)	0	0	(12)	0

By-product credits	0	0	(5)	0	0	(11)	0	0	(5)

C1 cash costs	64	166	24	74	148	22	61	124	22

Rehabilitation - accretion and amortization	0	1	0	0	3	0	0	2	0

Royalties	0	21	0	0	22	0	0	12	0

Minesite exploration and evaluation costs	2	0	0	2	0	0	0	0	0

Minesite sustaining capital expenditures	5	50	2	16	73	2	5	75	3

Sustaining leases	2	1	0	2	0	2	1	0	0

All-in sustaining costs	73	239	26	94	246	26	67	213	25

Tonnes sold - attributable basis (Kt)	10	34	7	10	36	8	9	22	8

Pounds sold - attributable basis (Mlb)	21	75	17	24	78	19	21	49	16

COS/lba,b	4.11	2.80	1.96	4.22	2.27	2.02	3.97	3.41	1.61

C1 cash costs/lba	2.99	2.22	1.44	3.11	1.89	1.29	2.95	2.52	1.35

AISC/lba	3.38	3.20	1.55	3.98	3.14	1.44	3.27	4.33	1.55

a.	COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA, Adjusted EBITDA, Attributable EBITDA, Attributable EBITDA Margin and Net Leverage

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

∎	Income tax expense;
∎	Finance costs;
∎	Finance income; and
∎	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable EBITDA further removes the non-controlling interest portion. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced.

Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit.

Net leverage is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet.

EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage differently.

BARRICK FIRST QUARTER 2025	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)		For the three months ended

	3/31/25	12/31/24	3/31/24

Net earnings	781	1,187	487

Income tax expense	278	694	174

Finance costs, net[a]	39	46	10

Depreciation	411	484	474

EBITDA	1,509	2,411	1,145

Impairment charges of non-current assets[b]	4	(477)	17

Acquisition/disposition gains	0	(17)	(1)

Loss on currency translation	2	18	12

Other expense (income) adjustments[c]	173	113	(9)

Income tax expense, net finance costs[a], and depreciation from equity investees	141	201	102

Adjusted EBITDA	1,829	2,249	1,266

Non-controlling Interests	(468)	(552)	(359)

Attributable EBITDA	1,361	1,697	907

Revenues - as adjusted[d]	2,685	3,038	2,222

Attributable EBITDA margin[e]	51%	56%	41%

	As at 3/31/25	As at 12/31/24	As at 3/31/24

Net leverage[f]	0.1:1	0.1:1	0.1:1

a.	Finance costs exclude accretion.
b.

There were no significant impairment charges or reversals in Q1 2025. The net impairment charges for Q4 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto.

c.

For Q1 2025, other expense adjustments mainly relate to the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc., combined with reduced operations costs at Loulo-Gounkoto. Other adjustments in Q4 2024 primarily relate to a payment to the Government of Mali to advance negotiations and a customs and royalty settlement at Tongon.

d.	Refer to Reconciliation of Sales to Realized Price per oz/pound on page 49 of this MD&A.
e.	Represents attributable EBITDA divided by revenues - as adjusted.
f.	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

∎ Treatment and refining charges; and

∎ Cumulative catch-up adjustment to revenue relating to our  streaming arrangements.

We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per oz/lb information in dollars)		Gold			Copper
				For the three months ended

	3/31/25	12/31/24	3/31/24	3/31/25	12/31/24	3/31/24

Sales	2,766	3,327	2,528	304	260	163

Sales applicable to non-controlling interests	(848)	(1,004)	(795)	0	0	0

Sales applicable to equity method investments[a,b]	252	240	151	164	165	136

Sales applicable to sites in closure or care and maintenance[c]	(1)	(1)	(2)	0	0	0

Treatment and refinement charges	6	7	7	42	51	34

Other[d]	0	(7)	0	0	0	0

Revenues – as adjusted	2,175	2,562	1,889	510	476	333

Ounces/pounds sold (koz/Mlb)[c]	751	965	910	113	121	86

Realized gold/copper price per oz/lb	2,898	2,657	2,075	4.51	3.96	3.86

a.

Represents sales of $191 million, for Q1 2025 (Q4 2024: $208 million; Q1 2024: $151 million) applicable to our 45% equity method investment in Kibali and $61 million (Q4 2024: $32 million; Q1 2024: $nil) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $95 million for Q1 2025 (Q4 2024: $97 million; Q1 2024: $80 million) applicable to our 50% equity method investment in Zaldívar and $72 million (Q4 2024: $74 million; Q1 2024: $62 million), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.	On an attributable basis. Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.
d.	Realized price per oz/lb may not calculate based on amounts presented in this table due to rounding.

BARRICK FIRST QUARTER 2025	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Tricia Evans, BSc, SMERM, Mineral Resource Manager: North America; Mark Roux, BSc (Hons), P. Grad. Cert. (Geostatistics), Pr. Sci. Nat, Resource Geology Lead – North America; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Peter Jones, MAIG, Manager Resource Geology – Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 –Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2024.

Endnotes

[1]	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 38 to 49 of this MD&A.

[2]

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, and Bulyanhulu, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 24.5% share of Porgera and our 45% share of Kibali.

[3]

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

[4]

Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

[5]

A Tier One Gold Asset is an asset with a $1,400/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset/Project is an asset with a $3.00/lb reserve with potential for +5Mt contained copper in support at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition.

[6]

Refer to the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.

[7]

Fourmile is currently 100% owned by Barrick. As previously disclosed, Barrick anticipates Fourmile being contributed to the NGM joint venture if certain criteria are met following the completion of drilling and the requisite feasibility work.

[8]	Refer to the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated March 17, 2023, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 17, 2023.

[9]	Refer to the Technical Report on the Reko Diq Project, Balochistan, Pakistan, dated February 19, 2025, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.

[10]

Reko Diq probable reserves of 1,400 million tonnes grading 0.28 g/t representing 13 million ounces of gold, probable reserves of 1,500 million tonnes grading 0.48% representing 7.3 million tonnes of copper, indicated resources of 1,800 million tonnes grading 0.25 g/t representing 15 million ounces of gold, inferred resources of 640 million tonnes grading 0.2 g/t representing 3.9 million ounces of gold, indicated resources of 2,000 million tonnes grading 0.43% representing 8.4 million tonnes of copper, and inferred resources of 690 million tonnes grading 0.3% representing 2.2 million tonnes of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 83-92 of Barrick’s Fourth Quarter and Year-End 2024 Report.

[11]	Refer to the Technical Report on the Lumwana Expansion Project, Republic of Zambia, dated February 19, 2025, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.

BARRICK FIRST QUARTER 2025	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

[12]	Reko Diq, Bukit Pasir Cu-Au Discovery Significant Intercepts[a]

Drill Results from Q1 2025
							Including
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[d]	Au (g/t)	Cu (%)	Interval (m)	Width (m)[d]	Au (g/t)	Cu (%)
RD-001183[c]	270	(70)	78 -980	902	0.19	0.50	366 -922	556	0.21	0.60
							680 -850	170	0.21	0.70

a.	All intercepts calculated using a 0.15% Cu cutoff and are uncapped; minimum internal dilution of 10 meters below 0.15% Cu.
b.	Reko Diq district drill hole nomenclature: Reko Diq District (RD) followed by hole number.
c.	Drill method is diamond drilling.
d.	True width of intercepts are estimated using the core axis and are uncertain at this stage.

The drilling results for Reko Diq - Bukit Pasir contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, SGS - Karachi. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Reko Diq - Bukit Pasir conform to industry accepted quality control methods.

[13]	Tongon Significant Intercepts[a]

Drill Results from Q1 2025
						Including
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
NGAC001	270	(50)	18 -20	2	1.86
NGAC003	270	(50)	1 -19	18	1.30
NGAC004	270	(50)	13 -19	6	1.17
NGAC005	270	(50)	12 -17	5	0.95
NGAC005	270	(50)	19 -24	5	0.92
NGAC005	270	(50)	28 -36	8	1.77
NGAC006	270	(50)	12 -26	14	1.72	20 -23	3	3.68
NGAC007	270	(50)	12 -14	2	1.10
NGAC007	270	(50)	17 -19	2	1.16
NGAC008	270	(50)	1 -14	13	0.95
NGAC008	270	(50)	24 -26	2	8.66
NGAC009	270	(50)	6 - 8	2	1.96
NGAC009	270	(50)	49 -59	10	1.06
NGAC010	270	(50)	1 - 3	2	1.05
NGAC010	270	(50)	6 -10	4	4.57	6 - 8	2	8.64
NGAC010	270	(50)	15 -24	9	2.78	17 -23	6	3.53
NGAC011	270	(50)	0 -10	10	0.84
NGAC011	270	(50)	11 -13	2	1.12
NGAC012	270	(50)	0 -12	12	1.01
NGAC012	270	(50)	35 -40	5	1.08
NGAC013	270	(50)	38 -61	23	1.43	42 -45	3	3.25
NGAC015	270	(50)	35 -37	2	1.76
NGAC016	270	(50)	22 -26	4	1.54
NGAC016	270	(50)	30 -35	5	1.11
NGAC016	270	(50)	48 -50	2	0.91
NGAC017	270	(50)	6 -10	4	0.78
NGAC017	270	(50)	12 -17	5	0.69
NGAC017	270	(50)	21 -53	32	4.10	43 -46	3	21.54
NGAC018	270	(50)	12 -19	7	1.10
NGAC018	270	(50)	22 -30	8	1.17
NGAC018	270	(50)	33 -43	10	1.09
NGAC018	270	(50)	44 -50	6	1.16
NGAC019	270	(50)	14 -18	4	0.84
NGAC019	270	(50)	31 -33	2	0.96
NGAC019	270	(50)	41 -48	7	1.00
JEAC060	120	(50)	44 -47	3	2.51
JEAC062	120	(50)	29 -32	3	2.38
JEAC062	120	(50)	65 -68	3	1.81
JEAC063	120	(50)	11 -14	3	4.97	12 -14	2	6.93
JEAC064	120	(50)	24 -27	3	2.76
JEAC070	120	(50)	46 -48	2	2.06
SFAC026	120	(50)	57 -72	15	5.02	62 -66	4	16.2

BARRICK FIRST QUARTER 2025	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

SFAC027	120	(50)	0 -2	2	3.53
SFAC027	120	(50)	9 -12	3	15.28	9 -11	2	22.35
SFAC028	120	(50)	36 -42	6	0.90
SFAC028	120	(50)	45 -48	3	0.94
SFAC029	120	(50)	0 - 6	6	9.96	0 -2	2	27.25
SFAC029	120	(50)	33 -35	2	1.47
JBWAC011	120	(50)	9 -16	7	1.36	10 -12	2	3.13
JBWAC013	120	(50)	31 -33	2	0.61

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.
b.

Tongon drill hole nomenclature: License initial KKH (Korokaha), Target initial: NG (Nagra), JE (Jane-East), SF (Koro-Safe), JBW (Jubula-West), followed by type of drilling AC (Air Core), RC (Reverse Circulation), DH (Diamond Drilling).

c.	True widths uncertain at this stage.
d.	All intercepts calculated using a 2.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.

The drilling results for the Tongon property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Tongon property conform to industry accepted quality control methods.

[14]	Kibali Significant Intercepts[a]

Drill Results from Q1 2025
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[e]	Au (g/t)
RHGC2098	225	(70)	22.00 -42.00	20	5.74	26.00 -32.00	6	11.58
RHGC2099	225	(70)	62.00 -76.00	14	5.32	68.00 -74.00	6	10.45
RHGC2138	225	(71)	112.00 -126.00	14	5.42	118.00 -122.00	4	15.84

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 25% total width.
b.	Kibali drill hole nomenclature: prospect initial (RH=Rhino), followed by type of drilling (RC=Reverse Circulation, DD=Diamond, GC=Grade control), with no designation of the year.
c.	True width of intercepts are uncertain at this stage.
d.	Weighted average is calculated by fence using significant intercepts, over the strike length.
e.

All including intercepts, calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 1 meter; no internal dilution, with grade significantly above (>40%) the overall intercept grade.

The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.

BARRICK FIRST QUARTER 2025	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Statements of Income

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars, except per share data) (Unaudited)	Three months ended March 31,

	2025	2024

Revenue (notes 5 and 6)	$3,130	$2,747

Costs and expenses (income)

Cost of sales (notes 5 and 7)	1,785	1,936

General and administrative expenses	42	28

Exploration, evaluation and project expenses	54	95

Impairment charges (note 9b)	4	17

Loss on currency translation	2	12

Closed mine rehabilitation	19	(2)

Income from equity investees (note 12)	(67)	(48)

Other expense (note 9a)	170	17

Income before finance costs and income taxes	$1,121	$692

Finance costs, net	(62)	(31)

Income before income taxes	$1,059	$661

Income tax expense (note 10)	(278)	(174)

Net income	$781	$487

Attributable to:

Equity holders of Barrick Mining Corporation	$474	$295

Non-controlling interests (note 15)	$307	$192

Earnings per share attributable to the equity holders of Barrick Mining Corporation (note 8)

Net income

Basic	$0.27	$0.17

Diluted	$0.27	$0.17

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2025	53	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Statements

 of Comprehensive Income

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2025	2024

Net income	$781	$487

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains on derivatives designated as cash flow hedges, net of tax $nil and $nil	—	1

Items that will not be reclassified to profit or loss:

Actuarial loss on post employment benefit obligations, net of tax $nil and $nil	(1)	—

Net change on equity investments, net of tax $nil and $nil	5	1

Total other comprehensive income	4	2

Total comprehensive income	$785	$489

Attributable to:

Equity holders of Barrick Mining Corporation	$478	$297

Non-controlling interests	$307	$192

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2025	54	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Statements of Cash Flow

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2025	2024

OPERATING ACTIVITIES

Net income	$781	$487

Adjustments for the following items:

Depreciation	411	474

Finance costs, net	62	31

Impairment charges (note 9b)	4	17

Income tax expense (note 10)	278	174

Income from equity investees (note 12)	(67)	(48)

Gain on sale of non-current assets	—	(1)

Loss on currency translation	2	12

Change in working capital (note 11)	(105)	(241)

Other operating activities (note 11)	(9)	(70)

Operating cash flows before interest and income taxes	1,357	835

Interest paid	(25)	(27)

Interest received	46	68

Income taxes paid[1]	(166)	(116)

Net cash provided by operating activities	1,212	760

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(837)	(728)

Funding of equity method investments (note 12)	—	(44)

Dividends received from equity method investments (note 12)	38	47

Shareholder loan repayments from equity method investments	60	45

Net cash used in investing activities	(739)	(680)

FINANCING ACTIVITIES

Lease repayments	(3)	(3)

Dividends	(172)	(175)

Share buyback program (note 14)	(143)	—

Funding from Reko Diq non-controlling interests (note 15)	83	22

Disbursements to non-controlling interests (note 15)	(208)	(121)

Pueblo Viejo JV partner shareholder loan	4	(7)

Net cash used in financing activities	(439)	(284)

Effect of exchange rate changes on cash and equivalents	—	(2)

Net increase (decrease) in cash and equivalents	34	(206)

Cash and equivalents at the beginning of period	4,074	4,148

Cash and equivalents at the end of period	4,108	3,942

Less: cash and equivalents classified as held for sale at the end of period	4	—

Cash and equivalents excluding assets classified as held for sale at the end of period	$4,104	$3,942

[1]	Income taxes paid excludes $17 million (Q1 2024: $17 million) for Q1 2025 of income taxes payable that were settled against offsetting value added taxes (“VAT”) receivables.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2025	55	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Balance Sheets

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars) (Unaudited)	As at March 31, 2025	As at December 31, 2024

ASSETS

Current assets

Cash and equivalents	$4,104	$4,074

Accounts receivable	736	763

Inventories[1]	1,991	1,942

Other current assets	908	853

Total current assets (excluding assets classified as held for sale)	$7,739	$7,632

Assets classified as held for sale (note 4a)	263	—

Total current assets	$8,002	$7,632

Non-current assets

Non-current portion of inventory	2,814	2,783

Equity in investees (note 12)	4,141	4,112

Property, plant and equipment	28,683	28,559

Intangible assets	148	148

Goodwill	3,097	3,097

Other assets	1,257	1,295

Total assets	$48,142	$47,626

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,587	$1,613

Debt	24	24

Current income tax liabilities	642	545

Other current liabilities	507	460

Total current liabilities (excluding liabilities classified as held for sale)	$2,760	$2,642

Liabilities classified as held for sale (note 4a)	27	—

Total current liabilities	$2,787	$2,642

Non-current liabilities

Debt	4,703	4,705

Provisions	2,051	1,962

Deferred income tax liabilities	3,854	3,887

Other liabilities	1,183	1,174

Total liabilities	$14,578	$14,370

Equity

Capital stock (note 14)	$27,538	$27,661

Deficit	(4,968)	(5,269)

Accumulated other comprehensive income	37	33

Other	1,843	1,865

Total equity attributable to Barrick Mining Corporation shareholders	$24,450	$24,290

Non-controlling interests (note 15)	9,114	8,966

Total equity	$33,564	$33,256

Contingencies and commitments (notes 5 and 16)

Total liabilities and equity	$48,142	$47,626

[1]

On January 2, 2025, an interim attachment order was issued by the Senior Investigating Judges of the Pôle National Économique et Financier (“Pôle Économique”) against the existing gold stock on the site of the Loulo-Gounkoto mining complex, which was executed on January 11, 2025 when the gold was removed from the site to a custodial bank. This gold doré has a carrying value of $92 million and is included in finished products. Refer to note 16 for further details.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2025	56	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Statements of Changes in Equity

Barrick Mining Corporation (formerly Barrick Gold Corporation)		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2025	1,727,100	$27,661	($5,269)	$33	$1,865	$24,290	$8,966	$33,256

Net income	—	—	474	—	—	474	307	781

Total other comprehensive income	—	—	—	4	—	4	—	4

Total comprehensive income	—	—	474	4	—	478	307	785

Transactions with owners

Dividends	—	—	(172)	—	—	(172)	—	(172)

Funding from non-controlling interests (note 15)	—	—	—	—	—	—	83	83

Disbursements to non-controlling interests (note 15)	—	—	—	—	—	—	(242)	(242)

Dividend reinvestment plan (note 14)	50	1	(1)	—	—	—	—	—

Share buyback program (note 14)	(7,692)	(124)	—	—	(22)	(146)	—	(146)

Total transactions with owners	(7,642)	(123)	(173)	—	(22)	(318)	(159)	(477)

At March 31, 2025	1,719,458	$27,538	($4,968)	$37	$1,843	$24,450	$9,114	$33,564

At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002

Net income	—	—	295	—	—	295	192	487

Total other comprehensive income	—	—	—	2	—	2	—	2

Total comprehensive income	—	—	295	2	—	297	192	489

Transactions with owners

Dividends	—	—	(175)	—	—	(175)	—	(175)

Funding from non-controlling interests	—	—	—	—	—	—	22	22

Disbursements to non-controlling interests	—	—	—	—	—	—	(121)	(121)

Dividend reinvestment plan	66	1	(1)	—	—	—	—	—

Total transactions with owners	66	1	(176)	—	—	(175)	(99)	(274)

At March 31, 2024	1,755,636	$28,118	($6,594)	$26	$1,913	$23,463	$8,754	$32,217

[1]	Includes cumulative translation losses at March 31, 2025: $95 million (December 31, 2024: $95 million; March 31, 2024: $95 million).
[2]	Includes additional paid-in capital as at March 31, 2025: $1,805 million (December 31, 2024: $1,827 million; March 31, 2024: $1,875 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2025	57	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

Barrick Mining Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 ∎ Corporate Information

Barrick Mining Corporation (as of May 6, 2025, formerly Barrick Gold Corporation) (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick shares trade on the New York Stock Exchange under the symbol GOLD (changing to B effective May 9, 2025) and the Toronto Stock Exchange under the symbol ABX. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of the Congo, the Dominican Republic, Papua New Guinea, Tanzania and the United States. Our mine in Mali was placed on temporary suspension in January 2025. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas, Asia and Africa.

2 ∎ Material Accounting Policy Information

a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting. These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policy information was presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2024 (“2024 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 6, 2025.

b) New Accounting Standards Issued

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards and determined they do not have a material impact on Barrick in the current reporting period. In addition, the following standards have been issued by the IASB and we are currently assessing the impact on our consolidated financial statements.

∎

Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026.

∎	IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

No standards have been early adopted in the current period.

3 ∎ Critical Judgements, Estimates, Assumptions and Risks

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2024 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2024 Annual Financial Statements.

a) Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rates. The change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For Q1 2025, we recorded a net increase of $26 million (Q1 2024: $41 million net decrease) primarily due to a decrease in the discount rate and accretion, partially offset by spending incurred during the quarter.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In Q4 of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

b) Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 16 for further details on contingencies.

4 ∎ Acquisitions and Divestitures

a) Donlin Gold

On April 22, 2025, Barrick announced it had entered into an agreement to sell its 50% interest in the Donlin Gold project located in Alaska, USA to affiliates of Paulson Advisers LLC and NOVAGOLD Resources Inc. (“NOVAGOLD”) for total cash consideration of $1 billion. In addition, Barrick has granted NOVAGOLD an option to purchase the outstanding debt owed to Barrick (current value of $156 million presented in Other Assets) in connection with the Donlin Gold project for $90 million if purchased prior to closing, or for $100 million if purchased within 18 months from closing, when the option expires. If that option is not exercised, the debt will remaining outstanding, substantially in accordance

BARRICK FIRST QUARTER 2025	58	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

with its existing terms which would largely defer repayment to the commencement of production.

Subject to the satisfaction of customary closing conditions and obtaining the required regulatory approvals,

the transaction is expected to be completed late in the second quarter or early in the third quarter of 2025. As at March 31, 2025, the assets and liabilities of our interest in the Donlin Gold project were classified as held-for-sale.

5 ∎ Segment Information

Barrick’s business is organized into sixteen minesites. Barrick’s Chief Operating Decision Maker (“CODM”) (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. Our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended March 31, 2025	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$678	$339	$62	$1	$3	$273

Cortez[2]	456	184	57	2	2	211

Turquoise Ridge[2]	364	156	47	—	1	160

Pueblo Viejo[2]	377	162	75	1	3	136

Loulo-Gounkoto[2]	—	—	6	1	79	(86)

Kibali	192	81	32	—	7	72

Lumwana	305	148	60	—	2	95

North Mara[2]	235	81	21	—	3	130

Bulyanhulu[2]	146	61	16	—	2	67

Other Mines[2]	583	237	58	2	3	283

Reportable segment total	$3,336	$1,449	$434	$7	$105	$1,341

Share of equity investees	(192)	(81)	(32)	—	(7)	(72)

Segment total	$3,144	$1,368	$402	$7	$98	$1,269

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended March 31, 2024	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$712	$385	$83	$3	$2	$239

Cortez[2]	413	186	75	1	2	149

Turquoise Ridge[2]	211	137	37	1	—	36

Pueblo Viejo[2]	290	148	62	1	2	77

Loulo-Gounkoto[2]	361	139	67	—	12	143

Kibali	152	58	28	—	2	64

Lumwana	163	108	60	—	2	(7)

North Mara[2]	114	74	18	—	5	17

Bulyanhulu[2]	106	56	15	—	1	34

Other Mines[2]	382	224	47	3	5	103

Reportable segment total	$2,904	$1,515	$492	$9	$33	$855

Share of equity investees	(152)	(58)	(28)	—	(2)	(64)

Segment total	$2,752	$1,457	$464	$9	$31	$791

[1]	Includes accretion expense, which is included within finance costs in the consolidated statement of income. For Q1 2025, accretion expense was $14 million (Q1 2024: $13 million).
[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for Q1 2025 for Nevada Gold Mines $644 million, $355 million, $284 million (Q1 2024: $572 million, $381 million, $186 million), Pueblo Viejo $149 million, $95 million, $54 million (Q1 2024: $118 million, $84 million, $34 million), Loulo-Gounkoto $nil, $1 million, $(17) million (Q1 2024: $72 million, $41 million, $29 million), North Mara and Bulyanhulu $61 million, $29 million, $31 million (Q1 2024: $35 million, $26 million, $8 million) and Tongon $10 million, $7 million, $2 million (Q1 2024: $8 million, $8 million, $1 million), respectively.

BARRICK FIRST QUARTER 2025	59	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended March 31

	2025	2024

Segment income	$1,269	$791

Other revenue	(14)	(5)

Other cost of sales/amortization	(15)	(15)

Exploration, evaluation and project expenses not attributable to segments	(47)	(86)

General and administrative expenses	(42)	(28)

Other income (expense) not attributable to segments	(86)	1

Impairment charges	(4)	(17)

Loss on currency translation	(2)	(12)

Closed mine rehabilitation	(19)	2

Income from equity investees	67	48

Finance costs, net (includes non-segment accretion)	(48)	(18)

Income before income taxes	$1,059	$661

Capital Expenditures Information	Segment capital expenditures[1]

	For the three months ended March 31

	2025	2024

Carlin	$204	$203

Cortez	100	94

Turquoise Ridge	21	30

Pueblo Viejo	87	57

Loulo-Gounkoto	18	74

Kibali	34	25

Lumwana	70	79

North Mara	40	44

Bulyanhulu	38	31

Other Mines	71	50

Reportable segment total	$683	$687

Other items not allocated to segments	124	32

Total	$807	$719

Share of equity investees	(34)	(25)

Total	$773	$694

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For Q1 2025, cash expenditures were $837 million (Q1 2024: $728 million) and the decrease in accrued expenditures was $64 million (Q1 2024: $34 million decrease).

Purchase Commitments

At March 31, 2025, we had purchase obligations for supplies and consumables of $1,835 million (December 31, 2024: $1,621 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $809 million at March 31, 2025 (December 31, 2024: $605 million).

BARRICK FIRST QUARTER 2025	60	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

6 ∎ Revenue

	For the three months ended March 31

	2025	2024

Gold sales

Spot market sales	$2,601	$2,416

Concentrate sales	149	103

Provisional pricing adjustments	16	9

	$2,766	$2,528

Copper sales

Concentrate sales	$275	$159

Provisional pricing adjustments	29	4

	$304	$163

Other sales[1]	60	56

Total	$3,130	$2,747

[1]	Revenues include the sale of by-products for our gold and copper mines.

7 ∎ Cost of Sales

	Gold		Copper		Other[3]		Total
For the three months ended March 31	2025	2024	2025	2024	2025	2024	2025	2024

Site operating costs[1,2]	$1,097	$1,241	$126	$95	$—	$—	$1,223	$1,336

Depreciation[1]	342	407	60	60	9	7	411	474

Royalty expense	95	88	21	12	—	—	116	100

Mining and production taxes[4]	23	16	—	—	—	—	23	16

Community relations	11	9	1	1	—	—	12	10

	$1,568	$1,761	$208	$168	$9	$7	$1,785	$1,936

[1]	Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value as follows: $1 million for Q1 2025 (Q1 2024: $22 million).
[2]	Site operating costs includes the costs of extracting by-products.
[3]	Other includes corporate amortization.
[4]	2024 figures have been changed to present mining and production taxes separately from site operating costs.

8 ∎ Earnings Per Share

	For the three months ended March 31

	2025		2024

	Basic	Diluted	Basic	Diluted

Net income	$781	$781	$487	$487

Net income attributable to non-controlling interests	(307)	(307)	(192)	(192)

Net income attributable to equity holders of Barrick Mining Corporation	$474	$474	$295	$295

Weighted average shares outstanding	1,725	1,725	1,756	1,756

Basic and diluted earnings per share attributable to the equity holders of Barrick Mining Corporation	$0.27	$0.27	$0.17	$0.17

BARRICK FIRST QUARTER 2025	61	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

9 ∎ Other Expense

a) Other Expense (Income)

	For the three months ended March 31

	2025	2024

Other expense:

Bank charges	$1	$1

Litigation legal expenses	4	4

Loss on warrant investments at fair value through profit or loss (“FVPL”)	—	2

Loulo-Gounkoto reduced operations costs	67	—

Litigation settlement accruals	91	—

Other	18	16

Total other expense	$181	$23

Other income:

Gain on sale of non-current assets	$—	($1)

Interest income on other assets	(11)	(5)

Total other income	($11)	($6)

Total	$170	$17

b) Impairment Charges

	For the three months ended March 31

	2025	2024

Impairment charges of non-current assets	$4	$17

Total	$4	$17

10 ∎ Income Tax Expense

	For the three months ended March 31

	2025	2024

Current	$287	$140

Deferred	(9)	34

Total	$278	$174

Income tax expense was $278 million for Q1 2025 (Q1 2024: $174 million). The unadjusted effective income tax rate for Q1 2025 was 26% of income before income taxes.

The underlying effective income tax rate on ordinary income for Q1 2025 was 26% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of net impairment charges; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc.; the impact of Loulo-Gounkoto’s reduced operations costs; and the impact of other expense adjustments.

Currency Translation

Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant balances relate to Argentine and Malian tax balances.

In Q1 2025, a tax recovery of $15 million (Q1 2024: $21 million tax expense) arose primarily from net translation gains on deferred tax balances in Mali and Argentina due to the strengthening of the West African CFA, partially offset by the weakening of the Argentine peso against the US dollar. These net translation gains are included within income tax expense.

Withholding Taxes

For Q1 2025, we have recorded $20 million (Q1 2024: $14 million related to Peru and the United States) of dividend withholding taxes related to the undistributed and distributed earnings of our subsidiaries in the United States and Tanzania.

United States Tax Reform

Under the Inflation Reduction Act signed in August 2022, the United States implemented a 15% corporate alternative minimum tax (“CAMT”) on applicable financial statement income, effective for tax years beginning after December 31, 2022, with CAMT credit carryforwards having an indefinite life. Barrick is subject to CAMT as it meets the requisite income thresholds for a foreign-parented multinational group.

While final regulations are still awaited, since its introduction, Barrick has recognized a deferred tax asset from the CAMT credit carryforwards anticipating recovery against future US Federal Income Tax liabilities.

Organization for Economic Co-operation and Development (“OECD”) Pillar Two model rules

These rules apply to multi-national enterprises with annual consolidated revenues of at least €750 million in at least two of the prior four fiscal years immediately preceding the relevant fiscal year, which is reflective of our status.

Canada enacted Pillar Two legislation in Q2 2024, effective for fiscal years commencing on or after December 31, 2023. Other jurisdictions in which the group operates have either enacted or are in the process of enacting similar legislation.

In terms of the income tax accounting, we have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Our review of Pillar Two for the current year, based on the OECD’s Transitional Safe Harbour rules as implemented in the Global Minimum Tax Act in Canada, has not identified any material amounts to be accrued for Q1 2025. As the law is evolving, both in Canada and elsewhere, we will continue to monitor the impact of this legislation.

BARRICK FIRST QUARTER 2025	62	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

11 ∎ Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended March 31

	2025	2024

Adjustments for non-cash income statement items:

Loss on warrant investments at FVPL	$—	$2

Litigation settlement accruals	91	—

Share-based compensation expense	42	13

Change in estimate of rehabilitation costs at closed mines	10	(12)

Inventory impairment charges	1	14

Non-cash revenue recognized on Pueblo Viejo gold and silver streaming agreement	(7)	(7)

Change in other assets and liabilities	(42)	(9)

Settlement of share-based compensation	(53)	(39)

Settlement of rehabilitation obligations	(51)	(32)

Other operating activities	($9)	($70)

Cash flow arising from changes in:

Accounts receivable	$12	$39

Inventory	(67)	(28)

Value added taxes receivable1, [2]	(60)	(99)

Other current assets[2]	(2)	(1)

Accounts payable	(24)	(141)

Other current liabilities	36	(11)

Change in working capital	($105)	($241)

[1]

Excludes $17 million (Q1 2024: $17 million) for Q1 2025 of VAT receivables that were settled against offsetting of income taxes payable and $44 million (Q1 2024: $nil) for Q1 2025 of VAT receivables that were settled against offsetting of other duties and liabilities.

[2]	2024 figures have been changed to present VAT receivables separately from other current assets.

12 ∎ Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Porgera	Other	Total

At January 1, 2024	$2,119	$391	$874	$703	$46	$4,133

Investment in equity accounting method investment	—	—	—	7	—	7

Equity pick-up (loss) from equity investees	108	119	1	22	(2)	248

Funds invested	—	—	—	55	4	59

Dividends received from equity investees	(88)	(109)	—	—	(1)	(198)

Non-cash dividends received from equity investees	(124)	—	—	—	—	(124)

Equity earnings adjustment	—	—	—	(7)	—	(7)

Shareholder loan repayment	—	—	—	—	(6)	(6)

At December 31, 2024	$2,015	$401	$875	$780	$41	$4,112

Equity earnings adjustment	—	—	—	3	—	3

Equity pick-up from equity investees	17	31	3	13	—	64

Dividends received from equity investees	—	(38)	—	—	—	(38)

At March 31, 2025	$2,032	$394	$878	$796	$41	$4,141

BARRICK FIRST QUARTER 2025	63	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

13 ∎ Fair Value Measurements

a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at March 31, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Other investments[1]	$47	$—	$—	$47

Receivables from provisional copper and gold sales	—	324	—	324

	$47	$324	$—	$371

[1]	Includes equity investments in other mining companies.

b) Fair Values of Financial Assets and Liabilities

	As at March 31, 2025		As at December 31, 2024

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets

Other assets[1]	$727	$727	$776	$776

Other investments[2]	47	47	42	42

	$774	$774	$818	$818

Financial liabilities

Debt[3]	$4,727	$4,900	$4,729	$4,821

Other liabilities	648	648	595	595

	$5,375	$5,548	$5,324	$5,416

[1]	Includes restricted cash and amounts due from our partners.
[2]	Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

The Company’s valuation techniques were presented in Note 26 of the 2024 Annual Financial Statements and have been consistently applied in these interim financial statements.

14 ∎ Capital Stock

a) Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,719,458,060 common shares as at March 31, 2025). Our common shares have no par value.

b) Dividends

The Company’s practice has been to declare dividends after a quarter as part of the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 49,469 common shares issued to shareholders for Q1 2025.

c) Share Buyback Program

At the February 11, 2025 meeting, the Board of Directors authorized a new share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. During Q1 2025, Barrick purchased 7.69 million common shares for a total cash amount of $143 million under this program and accrued $3 million in related taxes.

The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

15 ∎ Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo- Gounkoto	Tongon	Reko Diq	Other	Total

NCI in subsidiary at March 31, 2025	38.5%	40%	16%	20%	10.3%	50%	Various

At January 1, 2024	$6,162	$1,143	$322	$760	$16	$338	($80)	$8,661

Share of income (loss)	884	101	53	(31)	—	(63)	—	944

Cash contributed	—	—	—	—	—	146	—	146

Disbursements	(667)	(84)	—	(34)	—	—	—	(785)

At December 31, 2024	$6,379	$1,160	$375	$695	$16	$421	($80)	$8,966

Share of income (loss)	263	32	19	(7)	2	(2)	—	307

Cash contributed	—	—	—	—	—	83	—	83

Disbursements	(160)	(48)	(34)	—	—	—	—	(242)

At March 31, 2025	$6,482	$1,144	$360	$688	$18	$502	($80)	$9,114

[1]	Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.

BARRICK FIRST QUARTER 2025	64	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

16 ∎ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the 2024 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2024 Annual Financial Statements.

The description set out below should be read in conjunction with Note 35 “Contingencies” to the 2024 Annual Financial Statements.

Litigation and Claims Update

Pascua-Lama — Proposed Canadian Securities Class Actions

In the Quebec proceeding, Barrick filed its Statement of Defence on February 12, 2025. No trial date has been set as of this time. In the Ontario proceeding, the Plaintiffs’ motion for class certification has not yet been scheduled.

Legacy Philippines Matters

On April 4, 2025, Barrick and the Provincial Government of Marinduque (the “PGM”) signed agreements to settle, without admission of liability by Barrick, all proceedings and claims related to alleged environmental issues associated with the Marcopper mine in the Province of Marinduque, Philippines. The settlement is subject to various conditions precedent, including the approval of the Court of Appeals of the Republic of the Philippines and the issuance of certain confirmations by the Department of Environment and Natural Resources, the Philippines agency in charge of mining and the environment. Once all conditions are satisfied, Barrick will pay a settlement amount of $100 million to the PGM over a period of three years. This amount was recorded as part of Other Expense in Q1 2025.

Loulo-Gounkoto Mining Conventions Dispute

On January 2, 2025, an interim attachment order was issued by the Senior Investigating Judges of the Pôle National Économique et Financier (“Pôle Économique”) against the existing gold stock on the site of the Loulo-Gounkoto mining complex, which was executed on January 11, 2025, when the gold was removed from the site to a custodial bank. On January 14, 2025, due to the restrictions imposed by the Government of Mali on gold shipments, the Company temporarily suspended operations at the Loulo-Gounkoto complex.

On April 11, 2025, Somilo and Gounkoto received a notice from the Malian Tax Administration stating that if certain outstanding taxes were not paid, the Administration would close the companies’ administrative office in Bamako. Somilo and Gounkoto responded to the Tax Administrator to explain that the companies are unable to make timely payment of those taxes due to the restrictions imposed by the Government of Mali on exporting gold. On April 15, 2025, the authorities closed the Bamako offices.

On April 17, 2025, Somilo and Gounkoto received a notice from the Government of Mali alleging that the companies’ decision to temporarily suspend operations at the Loulo-Gounkoto complex was prejudicial to the Government’s interest in the complex and further stating that unless the mines resumed operations by April 20, 2025, the Minister would seek to have a judicial administrator appointed. Somilo and Gounkoto responded to the Minister to clarify that they could only resume mining operations when the restrictions imposed by the Government of Mali on exporting gold had been lifted.

The Company continues to engage with the Government of Mali to resolve the dispute and mining operations at Loulo-Gounkoto remain temporarily suspended while these discussions are ongoing.

BARRICK FIRST QUARTER 2025	65	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Shares Listed

GOLD[1]	The New York Stock Exchange
ABX	The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

or

Equiniti Trust Company, LLC

48 Wall Street

New York, New York 10043

Telephone: 1 800 387 0825

Fax: 1 888 249 6189

Email: shareholderinquiries@tmx.com

Website: www.tsxtrust.com

Barrick Mining Corporation

Telephone: +1 416 861 9911

Email: investor@barrick.com

Website: www.barrick.com

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

310 South Main Street, Suite 1150

Salt Lake City, Utah 84101

Enquiries

Investor and Media Relations

Kathy du Plessis

+44 207 557 7738

Email: barrick@dpapr.com

[1] As of May 9, 2925, Barrick’s ticker on the New York Stock Exchange will change to “B” from “GOLD”

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “aim”, “strategy”, “ramp up”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “project”, “develop”, “progress”, “continue”, “committed”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production and cost guidance; anticipated production growth from Barrick’s organic project pipeline and reserve replacement; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy; mine life and production rates; anticipated timing for development of the Goldrush Project; our plans, timelines, and expected completion and benefits of our growth projects, including the Goldrush Project, Fourmile, Ren, Donlin Gold, Pueblo Viejo Expansion project, Veladero Phase 8 Leach Pad, Reko Diq, solar power project at Kibali, and the Lumwana Super Pit Expansion; anticipated production at Goldrush, Ren, Reko Diq and Lumwana; timing for first production from the Lumwana Super Pit Expansion; capital expenditures related to upgrades and ongoing management initiatives; Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; the resumption of operations at Loulo-Gounkoto; the status of negotiations with the Government of Mali in respect of ongoing disputes regarding the Loulo-Gounkoto Complex, including the status of the gold stock removed from site and the outcome of dispute resolution through arbitration; our pipeline of high confidence projects at or near existing operations; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of sustainability issues, including climate change, greenhouse gas (“GHG”) emissions reduction targets, safety performance, community development, and responsible water use; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the expropriation or nationalization of property and political or economic developments in Canada, the United States, Mali or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to related to GHG emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.